
15005983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

MAR 3 1 2015

Washington, DC 20549

FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENVIRO-SERV, INC.

(Exact Name of Registrant in its Charter)

Delaware	**5940**	**88-0381258**
(State or other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

3404 W Bay Vista Ave
1st floor
Tampa, Fl, 33611

(813) 975-7377
(Address and Telephone Number of Registrant's Principal Executive Offices and Principal Place of Business)

National Registered Agents, Inc.
160 Greentree Drive
Suite 101
Dover, DE 19904
(800) 550 6724
(Name, Address and Telephone Number of Agent for Service)

Copies of communications to:
Allen C. Tucci, Esq.
White & Williams
Suite 1800
1650 Market Street
Philadelphia, PA 19103
Tel. No.: (215) 913-2782
Fax No.: (215) 789-7622

PART I- NOTIFICATION

ITEM 1. Significant Parties.

List the full names and business and residential addresses, as applicable for the following persons:

(a) the issuer's directors:

Mr. Christoph Trina
3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611

Dr. Sandy Shultz
3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611

(b) the issuer's officers:

Christoph Trina, Chief Executive Officer and Chief Financial Officer
3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611

(c) the issuer's general partners:

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Christoph Trina holds 2,246,151 shares of the Issuer's Series A Preferred Stock and 446,612,308 shares of the Issuer's Common Stock. On an "as-converted" basis, this ownership represents 54% of the Common Stock of the Issuer.

Sandy Shultz holds 924,000 shares of the Issuer's Series A Preferred Stock. On an "as-converted" basis, this represents 8% of the Common Stock of the Issuer.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Christoph Trina holds 2,246,151 shares of the Issuer's Series A Preferred Stock and 446,612,308 shares of the Issuer's Common Stock. On an "as-converted" basis, this ownership represents 54% of the Common Stock of the Issuer.

Sandy Shultz holds 924,000 shares of the Issuer's Series A Preferred Stock. On an "as-converted" basis, this represents 8% of the Common Stock of the Issuer.

(f) promoters of the issuer: None

(g) affiliates of the issuer: None

(h) counsel to the issuer with respect to the proposed offering:

Allen C. Tucci, Esq.
White & Williams
Suite 1800, 1650 Market Street
Philadelphia, PA 19103

(i) each underwriter with respect to the proposed offering: None

(j) the underwriter's directors: N/A

(k) the underwriter's officers: N/A

(l) the underwriter's general partners: N/A

(m) counsel to the underwriter: N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provision set forth in Rule 262.

None are.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

Not Applicable

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Delaware, Illinois and New York.

The Issuer is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled, "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The Issuer made the following unregistered sales or issuance of securities during the one year prior to the filing of this Form 1-A. Each transaction was exempt from registration pursuant to Regulation D. The stock price was individually negotiated in each purchase transaction. Mr.

Trina, on behalf of the Issuer, negotiated the price in each sale transaction, based upon the current market price and market volume.

1. August 6, 2013: sold 30,000,000 for $10,000 proceeds to Deer Valley Management LLC

2. August 19, 2013: sold 35,000,000 for $15,000 proceeds to Deer Valley Management LLC

3. September 12, 2013: sold 43,000,000 for $13,000 proceeds to Deer Valley Management LLC

4. September 26, 2013: sold 49,000,000 for $11,000 proceeds to Deer Valley Management LLC

5. October 6, 2013: sold 30,000,000 for $28,000 proceeds to Deer Valley Management LLC

6. November 14, 2013: sold 42,000,000 for $16,000 proceeds to Deer Valley Management LLC

7. December 11, 2013: sold 30,000,000 for $11,000 proceeds to Deer Valley Management LLC

8. January 6, 2014: sold 50,000,000 shares for $27,000 proceeds to Deer Valley Management LLC

9. February 12, 2014: sold 35,000,000 shares for $11,500 proceeds to Deer Valley Management LLC

10. April 3, 2014: sold 68,000,000 shares for proceeds of $23,000 to Macallan Partners LLC

11. August 22, 2014: Series C Preferred Stock to all holders of common stock, other than management as stock dividend – 1,572,750 shares of Series C Preferred Stock issued

12. October 8, 2014: Series C Preferred Stock to all holders of common stock, other than management as stock dividend – 798,542 shares of Series C Preferred Stock issued

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Each transaction listed in section (a) above is exempt from registration in reliance on Rule 504(b)(i), (ii), or (iii) (transactions 1-10) and Rule 505 (transactions 11 and 12) under the Securities Act. The Company did not file any Form D with respect to the transactions listed above relying on Securities Act Rule Compliance and Disclosure Interpretation 257.07 which makes clear that a Form D filing is not necessary to comply with Regulation D.

In addition, the management believe that transactions (1) through (10) also qualified as exempt transactions under the practical, hybrid exemption, known as Section 4(1½) in addition to being exempted from registration under Rule 504(b). This practical exemption is available when an Issuer engages in an initial sale of securities in a transaction that would qualify under Section 4(a)(2) (a transaction that does not involve any public offering) and a subsequent re-sale of the securities would be exempt under Section 4(a)(1) of the Act. In each of these sales, the Company engaged in a private sale transaction to Deer Valley Management, LLC ("Deer Valley") or Macallan Partners LLC ("Macallan"), which are both "sophisticated investors" (able to evaluate the risks and merits of the investment), and able to bear the investment's economic risk. Deer Valley, Macallan and all subsequent purchasers, pursuant to the information provided by the Issuer in connection with its OTCPink compliance, had access to the type of information normally provided in a prospectus for a registered securities offering. In each instance, Deer Valley and Macallan, subsequently sold the securities to brokerage firms, for investment purposes. This subsequent transaction would have been exempt from registration or resale restrictions under Section 4(a)(1) of the Act. As a result, the Company believes that the Section 4(1½) exemption can also be properly applied to transactions (1) to (10) listed above.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR

ENVIRO-SERV, INC.

3,409,090,905 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $511,200

Purchase Price: $0.00015 per share

Enviro-Serv, Inc., a Delaware corporation ("Enviro-Serv," the "Company," or "we") hereby offers (the "Offering") 3,409,090,905 shares (the "Shares") of its common stock, par value $0.0001 per share (the "Common Stock") at a purchase price per share of $0.00015, up to an aggregate purchase price of $511,200. This offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $511,200 have been sold, or until January 12, 2016, whichever is earlier.

The offering is being conducted on a "best efforts" basis, which means that our officers will use their commercially reasonable best efforts in an attempt to sell the Shares. The officers will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, our CEO Mr. Christoph Trina will rely on the safe harbor from broker-dealer registration, set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.00015 per Share. If all of the Shares are purchased, the gross proceeds to us will be $511,200. However, since the Offering is being conducted on a "best efforts" basis, there is no minimum number of Shares that must be sole, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Due to insufficient progress in prior business operations as it relates to technology transfer, the Issuer has repositioned itself to specialize in providing property maintenance services geographically concentrated in Florida. Through an aggressive acquisition strategy, the Issuer is seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and landscaping care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. The company currently has one active 100% wholly owned subsidiary named X-Terminate Pest Management Inc. a Florida licensed full service pest Control Company located in St. Petersburg. The Company is not and has never been a shell.

The mailing address of our office is: 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611. Our phone number is: (813) 975-7177.

Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors," beginning on Page 13 of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	Commissions	Net Proceeds (25% of Shares Sold)	Net Proceeds (50% of Shares Sold)	Net Proceeds (75% of Shares Sold)	Net Proceeds (100% of Shares Sold)
Per Share	$0.00015	NOT APPLICABLE	$0.00015	$0.00015	$0.00015	$0.00015
Total (1)	$511,200	NOT APPLICABLE	$127,800	$255,600	$383,400	$511,200

(1) Before deducting expenses of the Offering, which are estimated to be approximately $15,000.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The approximate date of proposed sale to the public: As soon as practicable after the offering is qualified (the "Effective Date").

The date of this Offering Circular is ______________, 2015.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR DELAWARE RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE DELAWARE SECURITIES ACT.

FOR ILLINOIS RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE ILLINOIS SECURITIES LAW.

FOR NEW YORK RESIDENTS ONLY: THE SECURITIES HAVE NOT BEEN REGISTERED UNDER NEW YORK SECURITIES LAW.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company, discussed under the "Risk Factors" section of the Offering Circular before making an investment decision.

Some of the statements in this Offering Circular are forward-looking statements. See the Section entitled, "Cautionary Statement Regarding Forward-Looking Statements."

Business Overview

General

Enviro-Serv, Inc. is a Tampa based corporation specializing in providing property maintenance services in geographically concentrated Florida. Through an aggressive acquisition strategy, the Issuer is building a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and landscaping care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. The Issuer is not and has never been a shell. To date, Enviro-Serv, Inc. has one wholly owned subsidiary, X-Terminate Pest Management Inc., commencing operations a/o June 1, 2013. X-Terminate Inc. is a full service Florida licensed pest control operation based in St. Petersburg Florida originally launched in 2009 and is revenue producing. Enviro-Serv, Inc. and X-Terminate Inc. combined have 5 total employees. Enviro-Serv, Inc. hasn't reached profitability as of yet and to do so must find suitable acquisition targets in any/all segments of above listed service industry groups. Enviro-Serv, Inc. is emphasizing mergers/acquisitions within the pest

control space currently as the sweet spot of the calendar year (July-October) approaches. The busy time for Florida pest control companies is generally the summer months. In varying times between April and May of each year, dry wood termites begin to swarm. This swarm results in customers calling for service. That service is usually performed between June and October. Similarly, ant and cockroach populations typically balloon in May and June of each year, in Florida, resulting in increased customer service calls following these months.

Our offices are located at 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611. Our phone number is: (813) 975-7177.

The names and history of the Issuer's predecessors

The Issuer was first incorporated under the name "DP Charters" in Nevada on December 18, 1997. On April 18, 2002, the Issuer changed its name to "Nomadic Collaboration International, Inc."

Effective May 30, 2003, LGC Acquisition Company, a Delaware corporation and wholly owned subsidiary of Nomadic Collaboration International, Inc., a Nevada corporation, merged with and into LiquidGolf Corporation, a Delaware corporation, such that LiquidGolf Corporation was the surviving entity, and by virtue thereof, LiquidGolf Corporation became a wholly owned subsidiary of the Issuer.

On September 29, 2003, the Issuer completed a re-incorporation merger into a Delaware corporation thus changing the state of incorporation from Nevada to Delaware. As a result of the merger, the name of the Company changed to LiquidGolf Holding Corporation. Issuer's business operations at that time became the sale of golf equipment.

On August 12, 2004, the Issuer determined to change the name of the Issuer from LiquidGolf Holding Corporation to Horizon Holding Corporation to reflect the Issuer's business decision to diversify its business operations beyond the sale of golf equipment. As part of this effort, in January 2006, the Issuer purchased the Silent Sword TM software and all trademarks, service marks, and logos. On April 28, 2006 a majority of our stockholders of the Issuer approved changing the name of the Issuer from Horizon Holding Corporation to Inverted Paradigms Corporation to reflect the Issuer's business direction of developing the Silent Sword TM software.

Eventually, the Issuer was not successful in achieving commercially viable operations in the sale of golf equipment or in the sale software. The Issuer discontinued the sale of golf equipment in August of 2006 and the sale of software in July of 2007. On October 2, 2007, the Issuer entered into an agreement with GAMI, LLC for GAMI, LLC to purchase from the Issuer the Silent Sword TM software and thereafter consummated the sale.

In September of 2007 the Issuer determined to focus its business interests in researching, developing and commercializing innovative, leading-edge technologies. On September 7, 2007, Mr. Christoph Trina was hired to serve as the CEO of the Issuer in order to pursue the new business direction. The Issuer thereafter changed its name to Transfer Technology International Corp. before again changing the name to Enviro-Serv, Inc. on April 3, 2013.

The Business Plan

Due to insufficient progress in prior business operations as it relates to technology transfer, the Company has repositioned itself to specialize in providing property maintenance services in Florida. Through an aggressive acquisition strategy, the Company is seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and landscaping care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings.

The Offering

Issuer:	Enviro-Serv, Inc., a Delaware corporation.
Security Offered:	Shares of Common Stock, par value $0.0001
Price per Share:	$0.00015
Minimum Offering:	None.
Maximum Offering:	$511,200 (Five Hundred Eleven Thousand and Two Hundred)
Minimum Investment:	None.
Offering Period:	The Offering commenced on ____________, 2015, and will close upon the earlier of (1) the sale of the Shares with an aggregate sales price of $511,200, or (2) January 12, 2016.
Voting Rights:	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Delaware General Corporation Law.
Dividends:	We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future.
Dilution:	Purchasers of Shares of our Common Stock will suffer an immediate dilution of $ 0.00019 per share.
Use of Proceeds:	The net proceeds of this offering will be used primarily for equipment, administration, marketing, key employees, working capital and acquisitions. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading our Shares	Shares of our Common Stock is traded on the OTC Markets Group.
Exchange Act Disclosure:	The Company is not required to provided disclosure pursuant to the Exchange Act.

Risk Factors: An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in Delaware, Illinois and New York, and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. The offering is being conducted on a "best efforts" basis, which means our officers will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commissions or remuneration to any person, including the officers of the Company, for the sale of any securities in this offering.

Summary Financial Information

Balance Sheet Data

Enviro-Serv, Inc.
Condensed Consolidated Balance Sheets
September 30, 2014
(Unaudited)

ASSETS		
Cash	$	2,923
Deposit		42,500
Inventory		1,400
Property and equipment (net after accumulated depreciation)		14,284
Other Assets		2,191
Goodwill		300,000
TOTAL ASSETS	$	363,298
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,424
Accrued expenses		504,874
Convertible notes and notes payable		550,250
TOTAL CURRENT LIABILITIES	$	1,065,548
STOCKHOLDERS EQUITY		
Common stock		243,500
Preferred Class A stock		103,500
Preferred Class B stock		300,000
Preferred Class C stock		141,548
Accumulated deficit		(1,490,798)
TOTAL STOCKHOLDERS EQUITY		(702,250)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	363,298

PLEASE SEE COMPLETE FINANCIAL STATEMENTS FOR THE COMPANY, ITS PREDECESSOR ENTITY AND INTERIM, 2014 FINANCIAL STATEMENTS, BEGINNING ON PAGE 34.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this Prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this Prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or

results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have limited operating history. Revenues from operations are uncertain and may not be able to be sustained.

We have a limited operating history. From inception we have minimal income. We have reported a net loss of $139,735 from the date of inception through December 31, 2013. We expect to continue to incur minimal net income and marginally positive cash flow from operations in the near future, and we will continue to experience losses for at least as long as it takes our company to reach a sales level which will support profitable operations. There can be no assurance that we will achieve material revenues in the future. Should we achieve a level of revenues that make us profitable, there is no assurance that we can maintain or increase profitability levels in the future.

Our lack of any operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We do not have any material operating history, which makes it impossible to evaluate our business on the basis of historical operations. Our history as a company makes it difficult for us to predict future performance. Although this is true for any business, it is particularly true for us because of our limited operating history.

Mr. Trina and Dr. Shultz are key personnel. Loss of either of them could adversely affect our business.

If either Mr. Trina or Dr. Shultz were to die, become disabled, or leave our company, we would be forced to retain individuals to replace them. There is no assurance that we can find suitable persons to replace them if that becomes necessary. We have no "Key Man" life insurance at this time. Mr. Trina is a party to an Employment Agreement made as of April 1, 2013, a copy of which is attached hereto as Exhibit 4.

Mr. Trina has voting control over the Company

Mr. Trina has control over key decision making as a result of his ownership of a majority of the common stock (after giving consideration to the conversion rights on the Series A Convertible Stock). Mr. Trina will be able to exercise voting rights with respect to an aggregate of shares of common stock, representing a majority of the voting power of our outstanding capital stock. As a result, Mr. Trina has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Trina has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Trina controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Trina owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Trina is entitled to vote his

shares in his own interests, which may not always be in the interests of our stockholders generally.

We are subject to intense competition

We face intense competition, which could harm our business, and we expect competition to intensify in the future. If we fail to remain competitive, then our revenues may decline, which could adversely affect our future operating results and our ability to grow our business. We compete with large pest control companies, as well as numerous smaller pest control companies for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

Demand for our services cannot be predicted

While we believe that there is considerable potential demand for our services, there is no way to estimate the amount of demand or the potential revenue that we can realize in any given time period. Likewise, we cannot estimate how quickly or efficiently demand will result in any particular level of revenue or income for us. In addition, we have noted that much of our demand stems from termite swarms that occur at various times in April or May of each year. Demand for our services is directly related to the size of the swarms, which vary from year to year. We cannot predict the size of swarms in any year in the future.

We may not be able to identify, complete or successfully integrate acquisitions

Acquisitions will be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions

Our operations are directly affected by the weather conditions in our market area. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a

reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

Risks Related to Our Common Stock

We may conduct further offerings of our common stocks and/or preferred convertible stocks in the future in which case investors' shareholdings will be diluted.

Since our inception, we have relied on sales of our common stock to fund our operations. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, investors' percentage interests in us will be diluted. The result of this could reduce the value of current investors' stock. Furthermore, from time to time, we may issue preferred class of shares which are convertible into our common stocks. Upon conversion, investors' percentage interests in us will be diluted which could reduce the value of current investors' stocks.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC's penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. "Accredited investors" are

persons with assets in excess of $1,000,000 (excluding the value of such person's primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, our stockholders will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or ourselves. In addition, the OTC PINK is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Trading in our common stock on the OTC Pink Sheets is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common stock is currently listed for public trading on the OTC Pink Sheets under the ticker symbol, EVSV. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market

price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Need for additional capital

In order to pursue our strategy of growth by acquisition, we may need to raise additional capital through the sale of our stock, or other securities, including debt instruments. Any future sale of our stock has the potential to dilute current stockholders. Additionally, there can be no guarantee that any future offerings of securities will be sufficient to raise the capital needed by the Company for its expansion plans. Failure to raise the capital that may be required may substantially impact the growth plans for the business, and the ability of the Company to achieve or continue profitable operations.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock sold in this Offering will exceed the net tangible book value per share of Common Stock after the Offering. If you invest in Common Stock, your shares will be diluted to the extent of the difference between the offering price per share of the Share, and the pro forma net tangible book value per share of our Common Stock after the Offering.

Our pro forma net tangible book value as of September 30, 2014, was $(702,250), or $(0.000574) per share of our Common Stock. We calculate net tangible book value per share by calculating our total tangible assets less liabilities and dividing it by the number of outstanding shares (1,221,718,800) of our Common Stock.

After giving effect to the sale of 3,409,090,905 Shares of our Common Stock in this offering at a price of $0.00015 and after deducting estimated offering expenses of $15,000, payable by us, our net tangible book value, which we refer to as our pro forma net tangible book value, as of September 30, 2014, would have been approximately $(205,886) or ($0.00004) per share of our Common Stock.

This amount represents an immediate increase of our pro forma net tangible book value of $496,363 to our existing stockholders, and an immediate dilution of $0.00019 in our pro forma net tangible book value per Share to new investors purchasing the Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor.

The dilution associated with the offering is as follows:

	Offering	**852,272,726 shares issued**	**1,704,545,452 shares issued**	**3,409,090,905 shares issued**
Offering price	$ 0.00015	$ 0.00015	$ 0.00015	$ 0.00015
Net Tangible Book Value Before Offering (per share)	$ (0.00574)	$ (0.00574)	$ (0.00574)	$ (0.00574)

Net Tangible Book Value After Offering (per share)	$ (0.00004)	$ (0.00028)	$ (0.00016)	$ (0.00004)
Dilution per share to Investors	$ 0.00019	$ 0.00043	$ 0.00031	$ 0.00019
Dilution percentage to Investors	126.67%	286.67%	206.67%	126.67%

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the officers of our Company, mainly Mr. Christoph Trina, through their contacts and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver a Subscription Agreement to the Company and wire funds for its subscription amount in accordance with the instructions included in the Subscription Agreement which accompanies this Offering Circular.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

There are no arrangements for the return of funds to subscribers of all of the securities to be offered are not sold.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Shares involves substantial risks and possible loss by Investors of their entire investment. See, "Risk Factors."

The Shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering in Delaware, Illinois and New York, and with such other state securities regulatory authorities as we may determine from time to time.

Some of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling our Shares to others. If so, they will have to comply with the regulations of the SEC and FINRA relating to underwriters.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,409,090,905 Shares of our Common Stock in this Offering at an offering price of $0.00015 will be $511,363.64 before deducting our estimated offering expenses of approximately $15,000.

Assuming $511,200 is raised in this offering, a portion of the proceeds will be allocated to the Company's subsidiary X-Terminate Pest Management, Inc., and the remaining proceeds will be used by the Company. The following table sets out the allocation of use of proceeds in the event that 100% of the expected funding are raised and in the event that only 50% of funding is raised.

	50% of the securities offered are sold (less $15,000 in expenses)	100% of the securities offered are sold (less $15,000 in expenses)
Allocation of Use of Proceeds	$240,600	$496,200
For the Wholly-owned subsidiary X-Terminate Pest Management Inc.:		
Trucks and equipment to be purchased:		
1. Three FORD 150 never used pick up, fully rigged (with pump, sprayer, tanks, reels and hose)	$27,000	$27,000
2. Three small-sized delivery pickup trucks	$9,000	$9,000
3. Two 34 ft. Isuzu diesel fully rigged law trucks (with pump, sprayer, tanks, reels and hose)	$18,000	$18,000
Advertising & marketing 2015 budget:		
Billboards, radio, TV & print	$51,000	$51,000
Relocate x-term HQ to South Tampa lease	$15,000	$15,000
Key personnel hiring certified operator and lawn expert	$60,000	$60,000
General working capital	$40,000	$60,000
Total use of proceeds for X-Terminate Pest Management Inc.	**$220,000**	**$240,000**
Total amount of proceeds remaining for Issuer, Enviro-Serv, Inc.:	**$20,600**	**$256,200**
Purchase client base in the pest control, lawn maintenance and air conditioning sectors for business expansion	$0	$118,000
Purchase appropriate trucks and equipment	$0	$45000
Key Personnel Hiring:		
VP Business Expansion & Development	$0	$25,000
VP Finance	$0	$25,000
General working capital	$20,600	$43,200
Total use of proceeds Enviro-Serv, inc. Issuer	**$20,600**	**$256,200**
Total use of proceeds for the Issuer - Enviro-Serv, Inc. and its wholly-owned subsidiary X-Terminate Inc.	**$226,600**	**$496,200**

In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash, deposit them in banks or invest them in cash equivalents or securities.

In the event that less than the $511,200 provided for in this offering is raised, the priority of the Company is to apply the proceeds to our wholly-owned subsidiary X-Terminate Inc first, in the order of items as identified in the table above, under the heading for "X-Terminate". After the funding needs of X-Terminate have been met, we will apply the proceeds to the objectives identified above, on a pro-rata basis, to the Issuer Enviro-Serv, Inc.

DIVIDEND POLICY

We declared a stock dividend on July 28 and on September 16, 2014, however, future dividends are not anticipated, at this time. We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, and contractual obligations or limitations and other factors that our Board of Directors deems relevant.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements. When used in this Offering Circular or in any other presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "project," "plan" or "continue," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this Offering Circular are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors. As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

DESCRIPTION OF BUSINESS

Overview

Research has proven that approximately 75% of property service/maintenance companies employ fewer than 5 people. This business model is one that indicates that in fact most small service companies are managed by highly trained technicians. Although these companies may be smaller in size than their national counterparts, they are usually running profitable, well run companies and they are enjoying higher than average margins in their respective business models. This market place is often in need of capital for expansion, business consulting, exit

strategies and business valuation needs in the event of merger and/or acquisitions. This creates an opportunity for a company such as Enviro-Serv Inc. whose common stocks are quoted on the OTC Bulletin Board (OTCBB) to utilize stock, cash or stock/cash hybrid to partner with such entities and to put them under our corporate umbrella. With our high quality management team and experience it is Enviro-Serv's strategy is to achieve growth by creating synergy through acquisition of private companies that are highly profitable in their space.

The following is a description of the scope of our services:

Date and State of Incorporation:

The Issuer was first incorporated under the name "DP Charters" in Nevada on December 18, 1997. On April 18, 2002, the Issuer changed its name to "Nomadic Collaboration International, Inc."

Effective May 30, 2003, LGC Acquisition Company, a Delaware corporation and wholly owned subsidiary of Nomadic Collaboration International, Inc., a Nevada corporation, merged with and into LiquidGolf Corporation, a Delaware corporation, such that LiquidGolf Corporation was the surviving entity, and by virtue thereof, LiquidGolf Corporation became a wholly owned subsidiary of the Issuer.

On September 29, 2003, the Issuer completed a re-incorporation merger into a Delaware corporation thus changing the state of incorporation from Nevada to Delaware. As a result of the merger, the name of the Company changed to LiquidGolf Holding Corporation. Issuer's business operations at that time became the sale of golf equipment.

On August 12, 2004, the Issuer determined to change the name of the Issuer from LiquidGolf Holding Corporation to Horizon Holding Corporation to reflect the Issuer's business decision to diversify its business operations beyond the sale of golf equipment. As part of this effort, in January 2006, the Issuer purchased the Silent Sword TM software and all trademarks, service marks, and logos. On April 28, 2006 a majority of our stockholders of the Issuer approved changing the name of the Issuer from Horizon Holding Corporation to Inverted Paradigms Corporation to reflect the Issuer's business direction of developing the Silent Sword TM software.

Eventually the Issuer was not successful in achieving commercially viable operations in the sale of golf equipment or in the sale software. The Issuer discontinued the sale of golf equipment in August of 2006 and the sale of software in July of 2007. On October 2, 2007, the Issuer entered into an agreement with GAMI, LLC for GAMI, LLC to purchase from the Issuer the Silent Sword TM software and thereafter consummated the sale.

In September of 2007 the Issuer determined to focus its business interests in researching, developing and commercializing innovative, leading-edge technologies. On September 7, 2007, Mr. Christoph Trina was hired to serve as the CEO of the Issuer in order to pursue the new business direction. The Issuer thereafter changed its name to Transfer Technology International Corp. before again changing the name to Enviro-Serv, Inc. on April 3, 2013.

Issuers Fiscal Year End Date:

The Issuer's fiscal year end is December 31.

Governmental Regulation

Our business is regulated by the government in two ways. The Department of Agriculture and Consumer Services for the State of Florida licenses pest control companies operating within the state. We have a current license, and remain in good standing with the Department of Agriculture and Consumer Services. Additionally, the manner in which we use the chemicals and the availability of the chemicals used in our business are regulated by the US Environmental Protection Agency. We do not anticipate any new regulations that would have any material effect on our business as currently conducted or as proposed to be conducted. We do not anticipate having any material expenses relating to compliance with governmental regulations in the future.

Intellectual Property

We do not own any patents or trademarks.

Description of Property:

We currently rent office space located at 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611. At this time the Company feels that its growth warrants additional office space for its wholly-owned subsidiary, X-Terminate Pest Management Inc., a Florida corporation. Accordingly, part of the anticipated use of proceeds will be devoted to obtaining additional office space for the said subsidiary.

Description of the Business:

Enviro-Serv targets highly profitable small service companies in the commercial and residential property maintenance industry. Through leveraged investments, joint ventures and acquisitions, Enviro-Serv is building a portfolio of property maintenance service companies that are geographically concentrated in Florida. These companies provide year round services including, but not limited to the following specialty areas: pest management, lawn and ornamental care, pool maintenance, air conditioning/refrigeration, and commercial sprinkler systems in addition to a host of additional onsite maintenance offerings. These Florida companies create an ongoing cash flow thru maintenance contracts with small to medium size companies. A few examples of our target clientele for maintenance contracts are as follows: convenience store chains, office buildings, hospitals and medical complexes, professional office complexes, apartment complexes, condo complexes, to name a few. Thru the ongoing marketing of services in the sectors mentioned, Enviro-Serv plans to expand its contracted maintenance base while maintaining a high quality customer service experience. This strategy will enable Enviro-Serv to build a highly visible brand in this profitable service sector and become synonymous with high quality service. At the time of this filing Enviro-Serv currently has only one wholly owned subsidiary, X-Terminate Inc. Pest Management a full service pest control service based in St. Petersburg Florida.

Post-offering qualification 12 month business plan of operation:

Enviro-Serv, Inc. has a very strict business plan goals with the proceeds of this offering. We will use proceeds of this offering to purchase or lease a new HQ facility for X-Terminate Inc. and to purchase new updated and upgraded equipment to enhance our business expansion strategy which allows us to move into highly profitable areas of Tampa Bay not yet being optimized. It's our strategy to move X-Terminate from St. Petersburg to South or North Tampa depending on real estate purchase/leasing opportunities that may exist. We anticipate this HQ move and equipment purchase to occur shortly following the qualification of the current offering. On July 28th 2014, we announced the signing of a confidentiality agreement with a proposed air conditioning company target. Subsequently, a non-binding Letter of Intent indicating our preliminary interest to acquire the target was signed on August 17, 2014, requiring at least $500,000 to finalize the proposed transaction. Full due-diligence on the target is still underway and we have not yet entered into any definitive agreement for the acquisition. Also, on September 25, 2014, we signed a non-binding Letter of Intent indicating our preliminary interest to acquire an additional pest operation in Ft. Myers, Florida for which full due-diligence is still underway and no definitive agreement has been entered into for the transaction.

In the opinion of the Company the proceeds of the offering are sufficient to meet the foreseeable cash needs of the Company for at least the next six months.

Principal Products or Services, and Their Markets:

AIR CONDITIONING SERVICES

The Company provides repair or change outs of air conditioning units and refrigeration units to residential customers, commercial contracts such as convenient stores, gas stations, grocery stores and office buildings.

COMMERCIAL SPRINKLER AND EXTINGUISHER SERVICE

We provide the inspection, installation or repair in the commercial market place common in large office buildings, apartment and condo complexes and wherever state or federal law mandates the existence of sprinklers and fire extinguishers.

LAWN/LANDSCAPE MAINTENANCE

Enviro-Serv, Inc. is actively seeking potential appropriate target candidates that fit into our business model. This space is dominated by small business owners and is extremely competitive in Florida. For these reasons, the value offering Enviro-Serv brings to the table is highly attractive to the business owner allowing them to expand without incurring debt load. In addition, our unique positioning as a publicly traded company offers owners the ability to effectively monetize their built up sweat equity without giving up operation of their business.

PEST CONTROL

Currently with our wholly owned full service pest control service, X-Terminate, Inc. we provide extermination to both residential and commercial clientele for the eradication of both sub-terranean and dry-wood termites, and "crawler's" indigenous to Florida(ants, spiders, cock roaches etc.) and offer fertilization and insecticide treatments of lawns and ornamentals'. These

services are very similar in Florida no matter the company we acquire or target or their location within the state.

As of June 1, 2013, Enviro-Serv, Inc. successfully acquired X-Terminate Pest Management Inc. X-Terminate is a full service and fully licensed Florida pest control operation based in St. Petersburg, Florida. X-Terminate specializes in utilizing orange oil and other low impact product to eradicate dry wood termites. X-Terminate does hold the license to fumigate properties when deemed necessary to do so. X-Terminate was originally formulated in 2009 and has been branded successfully in the Tampa Bay community as the "first" pest operation to bring orange oil to this area. X-Terminate also handles subterranean termites, general home and commercial pest control (GHP) and Lawn & Ornamental nutrition and pest control.

POOL MAINTENANCE

The Company offers pool and filtration cleaning on a weekly basis and repair and installation of broken pumps or parts.

Employees

The Company's active business operations currently employ 5 people, 3 of which are full-time employees.

Customers

We have no corporate customers. We have no concentration of customers, so that the loss of any customer would not have a significant adverse effect on our business.

Research and Development

We have not spent any funds on research and development during 2012 or 2013.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of business.

OUR MANAGEMENT

The officers and directors comprise:

Christoph Trina, Age 51
Director, Chief Executive Officer (CEO) and Chief Financial Officer (CFO)
Business Address: 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611
Term of office began on 4/1/13 and continues until 3/31/15.

Dr. Sandy Shultz, Age 60
Director
Business Address: 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611

Term of office began on 4/1/13 and continues until 3/31/15.

There are no family relationships between any officers, directors and employees of the Company.

Christoph Trina – Chief Executive Officer and Chairman of the Board of the Directors

On September 7, 2007 the Board of Directors of Transfer Technology Int'l Inc. appointed Chris Trina President, Director and Chief Executive Officer. In the fall of 2010, Mr. Trina also became the Chief Financial Officer of the Company. Prior to joining the Company, Mr. Trina was a Senior Investment Advisor with National Securities Corporation from November 2006 through July 2007. Mr. Trina was the President of Secure Financial Assets Group, a retail brokerage firm, from September 2005 through September 2006. From September 1997 to August 2005, Mr. Trina was the Senior Vice President of Sales at Gunnallen Financial, Inc. Since June 1997, Mr. Trina was the President and sole stockholder of Windsor Financial Holdings, Inc., a private investment banking and insurance firm which is no longer active. From 2009 to present Mr. Trina has held identification cards in all lines of pest control and was the founder of X-Terminate Inc. a full service pest control company in the Tampa Bay area. Mr. Trina has twenty-one years of investment advisory and/or investment banking experience and received his Bachelor of Science degree in Accountancy from the University of South Florida in 1985. From April 1, 2013 to present Mr. Trina has held the CEO and Chairman positions at Enviro-Serv, Inc.

Sandy W. Shultz, M.D. – Director

Effective January 14, 2008, Sandy W. Shultz, M.D. was elected to the Board of Directors of the Company. Dr. Shultz graduated from George Washington University School of Medicine where he served as senior class president. After completing his Internal Medicine internship at the Veterans Administration Medical Center, in Washington, D.C., Dr. Shultz completed a residency and became Chief Resident Department of Radiology at George Washington University. In 1985 and 1986 Dr. Shultz completed a Fellowship in Vascular and Interventional Radiology. Dr. Shultz has been published in medical journals on various topics. Dr. Shultz currently serves as Chief of Radiology in the Department of Radiology at the Lower Keys Regional Medical center in Key West Florida.

Remuneration of Directors and Officers

Pursuant to an Employment agreement dated as of April 1, 2013, attached hereto as Exhibit 2, Mr. Trina receives a salary of $9,000 per month during the term of the said agreement, along with any fringe benefit plans maintained by the Issuer from time to time, including bonus, profit sharing, medical and life insurance plans. Mr. Trina is the sole paid officer or director of the Company. The following sets forth the remuneration of Mr. Trina during the last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration
Christophe Trina	Chief Executive Officer	$81,000 (Ap. 2013 – Dec. 2013) $99,000 (Jan. 2014 – Nov. 2014)

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of November 10, 2014, regarding the beneficial ownership of shares of our Common Stock by our directors, and executive officers, individually, and as a group and by each person known to us to own 10% or more voting and investment power with respect to our outstanding shares. Except as otherwise noted in the footnotes, below, each person below has sole voting and investment power with respect to such securities.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of class
Series A Convertible Preferred Stock and Common	Christoph Trina 2445 Silvermoss Drive Wesley Chapel, FL 33544	2,246,151 Series A Preferred 446,612,308 Common	2,246,151 Series A Preferred 446,612,308 Common	54% (1)
Series A Convertible Preferred Stock	Dr. Sandy Shultz 47 Seaside Ct. South Key West, FL 33040	924,000 Series A Preferred	924,000 Series A Preferred	8% (1)
All Directors and Officers as a Class		3,170,151 Series A Preferred 447,536,308 Common	3,170,151 Series A Preferred 447,536,308 Common	62% (1)

(1) As converted to common stock.

Over the past 12 months, Deer Valley Management, LLC has purchased 334,000,000 shares of our common stock in securities purchase transactions that we negotiated. Deer Valley Management, LLC currently does not hold any shares in the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has entered into an employment agreement with Mr. Trina. A copy of the agreement is attached as an Exhibit hereto.

None of our directors or officers, or any relatives or spouse of our directors or officers, or nominees of our directors and officers has had or is to have a direct or indirect material interest in any transaction during the previous two years or in any presently proposed transaction, to which we, the issuer was or is to be a party.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The historical data in the table is derived from and should be read in conjunction

with our financial statements, included in this Offering Circular and in conjunction with the "Use of Proceeds" section.

	As of 09/30/14	As Adjusted 50% of Shares Offered	As Adjusted 100% of Shares Offered
Debt:			
Short- Term Debt	$550,250	$550,250	$550,250
Long-Term Debt	$0	$0	$0
Total Debt	$550,250	$550,250	$550,250
Stockholder's Equity (deficit):			
Preferred stock – par or stated value (by class of preferred in order of preferences)			
Preferred Stock			
Series A Preferred Stock	$103,500	$103,500	$103,500
Series B Preferred Stock	$300,000	$300,000	$300,000
Series C Preferred Stock	$141,548	$141,548	$141,548
Common Stock $.0001 Par Value:	$243,500	$499,100	$754,700
Additional Paid in Capital			
Retained Earnings (deficit)			
Earnings – Current Period	$(139,830)	$(139,830)	$(139,830)
Total Stockholder's Equity	$648,718	$904,318	$1,159,918
Total Capitalization	$1,198,968	$1,454,568	$1,710,168

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by a registered securities system.

As of November 10, 2014, an aggregate of 1,244,990,400, shares of our common stock were issued and outstanding and were owned by approximately 995 holders of record, based on information provided by our transfer agent.

Penny Stock Considerations

Our shares are "penny stocks", which term is generally defined under the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares are thus subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock, such as shares of our Common Stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $200,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

- Deliver, prior to any transaction involving a penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

- Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

- Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

- Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected, with a corresponding decrease in the available price of our shares.

Dividends

We do not anticipate that we will declare or pay regular dividends on our Common Stock in the foreseeable future. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock and if so, when and in what amount will be made by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of:

Common Stock

As of November 10, 2014, the Company had 4,950,000,000 shares of common stock authorized and 1,244,990,400 shares of common stock issued and outstanding.

As of November 10, 2014, the Company had 995 shareholders of record.

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Preferred Stock

As of November 10, 2014, the Company had 200,000,000 shares of preferred stock authorized, as further designated below:

Series "A" Convertible Preferred Stock

As of November 10, 2014, the Issuer had 3,170,151 shares of Series "A" Convertible Preferred Stock, issued and outstanding.

Series "B" Convertible Preferred Stock

As of November 10, 2014, the Issuer had 60,694 shares of Series "B" Convertible Preferred Stock, issued and outstanding.

Series "C" Convertible Preferred Stock

As of November 10, 2014, the Issuer had 2,372,368 shares of Series "C" Convertible Preferred Stock, issued and outstanding.

Description of Common and Preferred Stock

Common Stock, par value $0.0001. Holders of common stock have equal rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights. Holders of common stock are entitled, upon liquidation of the Company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock, par value $0.0001. One Hundred Million shares of Preferred Stock of all Series are authorized. The Board of Directors is authorized to establish series, and to fix, in the manner and to the full extent provided and permitted by law, the rights, preferences and limitations of each series of the Preferred Stock, and the relative rights, preferences and limitations between or among the series.

Series "A" Convertible Preferred Stock.

Dividends. If the Issuer declares a dividend or distribution on the common stock of the Issuer, the holders of the shares of this series shall be entitled to receive for each share of this series a dividend or distribution of the

amount of the dividend or distribution that would be received by a holder of the common stock into which such shares of this series would be converted on the record date for such dividend or distribution.

No Preference in Liquidation. The holders of this series shall receive for each share of this series a liquidation amount equal to the liquidation amount that would be received by a holder of the common stock into which such shares of this series could be converted on the record date for such liquidation distribution.

Voting Rights. Each holder of any shares of this series shall have the right to 200 votes for each share of this series held on the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken or any written consent of stockholders is first executed. With respect to such vote, such holders (i) shall have voting rights and powers equal to 200 times the voting rights and powers of the holders of common stock, (ii) shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Issuer, and (iii) shall be entitled to vote, together with the holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Conversion. The holder of the shares of this series shall be entitled to convert his or her shares of this series into 100 shares of common stock for each share of this series converted.

No Preemptive Rights. Holders of shares of this series shall have no first right of refusal to purchase any shares sold by the Issuer in the future.

Effect of Stock Split. In the event the common stock of the Issuer is split on either a forward or reverse basis, the shares of this series shall also be split on a like basis.

Consolidation or Merger. In the case of any consolidation or merger to which the Issuer is a party (other than a consolidation or merger in which the Issuer is the surviving or continuing corporation and in which the shares of the common stock outstanding immediately before the merger or consolidation remain unchanged) or in the case of any sale or transfer to another company of the Issuer as an entirety or substantially as an entirety, then if any shares of this series are to remain outstanding following the consummation of such transaction, the Issuer shall make appropriate provision, or cause appropriate provision to be made, so that, upon conversion of the holders of shares of this series outstanding immediately prior thereto shall have the right to receive the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of common stock into which such shares of this series would have been converted if conversion had occurred immediately before the date of the consummation of such

transaction. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or transfers.

Series "B" Convertible Preferred Stock.

Amount and Stated Value. The number of shares constituting such Series B Convertible Preferred Stock shall be one hundred seventy three thousand four hundred ten (173,410).

Dividends. If the Issuer declares a dividend or distribution on the common stock of the Issuer, the holders of the shares of this series shall be entitled to receive for each share of this series a dividend or distribution of the amount of the dividend or distribution that would be received by a holder of the common stock into which such shares of this series would be converted on the record date for such dividend or distribution.

No Preference in Liquidation. The holders of this series shall receive for each share of this series a liquidation amount equal to the liquidation amount that would be received by a holder of the common stock into which such shares of this series could be converted on the record date for such liquidation distribution.

Voting Rights. Each holder of any shares of this series shall have the right to 100 votes for each share of this series held on the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken or any written consent of stockholders is first executed. With respect to such vote, such holders (i) shall have voting rights and powers equal to 100 times the voting rights and powers of the holders of common stock, (ii) shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Issuer, and (iii) shall be entitled to vote, together with the holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Conversion. The holder of the shares of this series shall be entitled to convert his or her shares of this series into 100 shares of common stock for each share of this series converted.

No Preemptive Rights. Holders of shares of this series shall have no first right of refusal to purchase any shares sold by the Issuer in the future.

Effect of Stock Split. In the event the common stock of the Issuer is split on either a forward or reverse basis, the shares of this series shall also be split on a like basis.

Consolidation or Merger. In the case of any consolidation or merger to which the Issuer is a party (other than a consolidation or merger in which the Issuer is the surviving or continuing corporation and in which the

shares of the common stock outstanding immediately before the merger or consolidation remain unchanged) or in the case of any sale or transfer to another company of the Issuer as an entirety or substantially as an entirety, then if any shares of this series are to remain outstanding following the consummation of such transaction, the Issuer shall make appropriate provision, or cause appropriate provision to be made, so that, upon conversion of the holders of shares of this series outstanding immediately prior thereto shall have the right to receive the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of common stock into which such shares of this series would have been converted if conversion had occurred immediately before the date of the consummation of such transaction. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or transfers.

Series "C" Convertible Preferred Stock.

Dividends. If the Issuer declares a dividend or distribution on the common stock of the Issuer, the holders of the shares of this series shall be entitled to receive for each share of this series a dividend or distribution of the amount of the dividend or distribution that would be received by a holder of the common stock into which such shares of this series would be converted on the record date for such dividend or distribution.

No Preference in Liquidation. The holders of this series shall receive for each share of this series a liquidation amount equal to the liquidation amount that would be received by a holder of the common stock into which such shares of this series could be converted on the record date for such liquidation distribution.

Voting Rights. Each holder of any shares of this series shall have the right to 100 votes for each share of this series held on the record date for the determination of the stockholders entitled to vote on such matters or, if no record date is established, at the day prior to the date such vote is taken or any written consent of stockholders is first executed. With respect to such vote, such holders (i) shall have voting rights and powers equal to 100 times the voting rights and powers of the holders of common stock, (ii) shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the bylaws of the Issuer, and (iii) shall be entitled to vote, together with the holders of common stock with respect to any question upon which holders of common stock have the right to vote.

Conversion. The holder of the shares of this series shall be entitled to convert his or her shares of this series into 100 shares of common stock for each share of this series converted.

No Preemptive Rights. Holders of shares of this series shall have no first right of refusal to purchase any shares sold by the Issuer in the future.

Effect of Stock Split. In the event the common stock of the Issuer is split on either a forward or reverse basis, the shares of this series shall also be split on a like basis.

Consolidation or Merger. In the case of any consolidation or merger to which the Issuer is a party (other than a consolidation or merger in which the Issuer is the surviving or continuing corporation and in which the shares of the common stock outstanding immediately before the merger or consolidation remain unchanged) or in the case of any sale or transfer to another company of the Issuer as an entirety or substantially as an entirety, then if any shares of this series are to remain outstanding following the consummation of such transaction, the Issuer shall make appropriate provision, or cause appropriate provision to be made, so that, upon conversion of the holders of shares of this series outstanding immediately prior thereto shall have the right to receive the kind and amount of securities, cash or other property receivable upon the consummation of such transaction by a holder of the number of shares of common stock into which such shares of this series would have been converted if conversion had occurred immediately before the date of the consummation of such transaction. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or transfers.

There are no provisions in our charter or bylaws that would delay, defer or prevent a change in control of our company.

Part F/S

The following are unaudited financial statements for the Company, and its predecessor entity, Transfer Technology International Corp. The financials should be read in conjunction with the notes for each financial statement.

The unaudited interim consolidated financial statements reflect all adjustments that management considers necessary for the fair presentation of the results of the operations for these periods. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

Enviro-Serv, Inc.
Condensed Consolidated Balance Sheets
September 30, 2014
(Unaudited)

ASSETS		
Cash	$	2,923
Deposit		42,500
Inventory		1,400
Property and equipment (net after accumulated depreciation)		14,284
Other Assets		2,191
Goodwill		300,000
TOTAL ASSETS	$	363,298
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,424
Accrued expenses		504,874
Convertible notes and notes payable		550,250
TOTAL CURRENT LIABILITIES	$	1,065,548
STOCKHOLDERS EQUITY		
Common stock		243,500
Preferred Class A stock		103,500
Preferred Class B stock		300,000
Preferred Class C stock		141,548
Accumulated deficit		(1,490,798)
TOTAL STOCKHOLDERS EQUITY		(702,250)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	363,298

Enviro-Serv, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

		Nine Months Ended September 30, 2014
Revenue		51,461
Cost of Goods		12,432
Gross Profit	$	39,029
Expenses		
Salaries		109,805
Selling and marketing		30,715
General and Administrative		38,339
Total Expenses	$	178,859
Net (Loss) from Operations	$	(139,830)
Net(Loss)	$	(139,830)

Enviro-Serv, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

		Nine Months Ended September 30, 2014
Net (Loss)	$	(139,830)
Operating Activities, cash flows provided by or used in:		
Increase in deposits		(42,500)
Depreciation		1,980
Decrease in stock subscription receivable		11,000
Decrease in accounts payable		(343)
Increase in accrued expenses		9,000
Net Cash Flow Used by Operating Activities		(160,693)
Investing Activities, cash flows provided by or used in:		
Capital expenditures	$	-
Increase (Decrease) in notes payable		64,500
Net Cash Flow from Investing Activities	$	64,500
Financing Activities, cash flows provided by or used in:		
Sale of stock		90,500
Market value of Preferred Class C stock dividend		141,548
Adjustment to Retained (deficit) for market values of Preferred Class C stock issued		(141,548)
Net Cash Flow from Financing Activities		90,500
Net Increase in Cash	$	(5,693)
Cash, Beginning of Period		8,616
Cash, End of Period	$	2,923

Enviro-Serv, Inc.
Consolidated Statement of Stockholders Equity
September 30, 2014
(Unaudited)

	Common Stock	Paid-in-Capital	Preferred Class A	Preferred Class B	Preferred Class C	Accumulated Deficit	Common Stock
Balance at January 1, 2014	$ 153,000	$ -	$ 103,500	$ 300,000	$ -	$(1,209,420)	
Net (loss)						(139,830)	
Preferred Class C stock dividend					141,548	(141,548)	
Common stock sold to investors	90,500						
Balance at September 30, 2014	$ 243,500	$ -	$ 103,500	$ 300,000	$ 141,548	$(1,490,798)	

14056971v.10

Enviro-Serv, Inc.
Notes Related to
Condensed Consolidated Financial Statements
September 30, 2014

Item 1. Business

Enviro-Serv, Inc. (the "Company") is a Delaware Corporation seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and gardening care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings.

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including service quality, product availability, terms of guarantees, and reputation for safety, technical proficiency and price.

The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative impact on the Company's financial position, results of operations or liquidity.

The federal law grants to the states the responsibility to be the primary agent in the enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. Each state has their regulatory programs to handle the special interests of citizens within their state. The pest control industry is impacted by these federal and state agencies.

Item 2. Risk Factors

The Company operates in a highly competitive industry. The Company's revenues and earnings may be affected by changes in competitors' prices, and general economic issues. The Company competes with other large and small pest control companies for a finite number of customers. Although the Company believes that their experience and reputation for safety and quality service is excellent, they cannot assure investors that we will be able to maintain our competitive advantage.

Pest and termite services represent discretionary expenditures of our residential customers. If consumers restrict their discretionary spending, the Company may suffer a decline in revenues. Acquisitions have been and will continue to be an important element of the Company's business strategy. The Company cannot assure investors that future acquisition candidates will be identified and acquired on favorable terms to the Company. The Company cannot assure investors that the Company will be able to successfully integrate the operations and assets of acquired businesses with their own business. The inability to integrate and manage acquired businesses could have an adverse effect on the results of operations and financial condition of the Company.

The Company's ability to remain productive and profitable will depend on the ability to attract and retain skilled workers. Either the need to pay higher wages or the shortage of skilled employees could reduce the Company's capacity for growth or profitability could be reduced. The Company is significantly affected by environmental laws and regulations within the pest control industry. Management believes that present operations are in substantial compliance with such laws and have had no material adverse effect on operations to date. Such laws could be changed and the Company is unable to predict if changes could affect operations and financial condition of the Company.

Item 3. Financial Statement Note Information

These financial statements and schedules are the responsibility of the Company's management. Management has prepared the statements in conformity with U.S. generally accepted accounting principles and when taken as a whole, presents fairly, in all material respects, the information set forth therein.

To better reflect the current financial condition of new entity Enviro-Serv Inc. the company has elected to eliminate the shares issued and the cost of these past issued shares to previous corporate charters over the past 16 years in the amount of $47,297,946. The cost of these shares and the additional paid in capital was applied against the retained (deficit) accumulated in prior years.

Various notes are in default and continue to accrue interest. The Company has not been able to make payments due to lack of funding. The Company has two default judgments in the amount of $88,989.80 and $50,000.00. To date, to the knowledge of the Company, no legal action has been taken to enforce these judgments. In addition, in February, 2009, the Company was contacted by three investors requesting the Company buy back their investments on a best efforts basis. The Company agreed to attempt to do so. The combined investment price was $235,000 and was to be paid by the Company over time on monthly payments. The Company was only able to make the first two payments. There was no legal action then or now against the company in this agreement. The company's current position is that it no longer will accrue this liability and has removed this $235,000 liability.

Past Securities History:
Capital Change – Shares were increased by 5 for 1 split payable on 12/13/00 Capital Change - Shares increased by 2 for 1 split payable on 3/19/01. Capital Change - Shares decreased by 1 for 2 split payable on 8/14/01. Capital Change - Shares decreased by 1 for 100 split payable on 10/26/2001. Capital Change - Shares decreased by 1 for 150 split payable on 01/23/2007. Capital Change - Shares decreased by 1 for 100 split payable on 12/07/2007. Capital Change - Shares decreased by 1 for 300 split payable on 02/28/2012.

HISTORICAL QUARTERLY CAPITALIZATION TABLES: Q1 2012-OCT. 31, 2014

As of Oct. 31, 2014
Common stock Authorized: 4,950,000,000
Common stock outstanding: 1,244,990,400
Public Float: 750,173,764
Preferred shares authorized: 100,000,000
Preferred A shares issued: 3,170.151

Preferred B shares issued: 60,694
Preferred C shares issued: 2,372,368
Number of shareholders of record: 995

As of May 31, 2014
Common stock Authorized: 4,950,000,000
Common stock outstanding: 1,221,718,800
Public float: 687,352,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 3,170,151
Preferred B shares issued: 173,410
Number of shareholders of record: 994

As of the quarter ending March 31st, 2014
Common stock Authorized: 2, 950,000,000
Common stock outstanding: 690,123,100
Public float: 531,992,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 6,368,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of quarter ended December 31st, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 605,123,100
Public float: 446,992,291
Preferred shares authorized: 100,000,000
Preferred A shares issued: 6,432,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1050

As of quarter ended September 30th, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 491,723,100
Public float: 334,492,292
Preferred shares authorized 100,000,000
Preferred A shares issued: 6,432,782
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of quarter ended June 30th, 2013
Common stock Authorized: 950,000,000
Common stock outstanding: 887,984,478
Public float: 86,206,897
Preferred shares authorized 100,000,000
Preferred A shares issued: -0-
Preferred B shares issued: 173,410
Number of shareholders of record: 1000

As of the quarter ended March 31st, 2013
Common Stock Authorized: 950,000,000
Common stock outstanding: 877,106,897
Public float: 86,206,897
Number of Shareholders of Record: 225

As of the quarter ended Dec 31, 2012:
Common stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of shareholders of Record: 224

As of the quarter ended Sept. 30th, 2012
Common Stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of Shareholders of Record: 224

As of the quarter ended June 30th, 2012
Common Stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of Shareholders of Record: 224

As of the quarter ended March 31st, 2012
Common Stock Authorized: 250,000,000
Common Stock Outstanding: 877,581 Public
Float: 385,395
Number of Shareholders of Record: 224

During the quarter ending September 30th, 2013 there was a total of class A common Stock retired in the amount of 643,261,378 which consisted of 582,077,376 from C.E.O Chris Trina and 60,000,000 from Director Sandy Shultz.

Newly authorized and issuance of Preferred security class:

August 5th, 2013 Company announces designation of 100,000,000 preferred shares and issues 5,829,957 class A preferred shares to CEO Chris Trina and issues 602,825 to Director Sandy Shultz of the same class in lieu of retired class A common shares. Additionally company issues Richard Tellone from X- Terminate Pest management 112,716 series B preferred and Bruce Luciano also from X-Terminate Pest 60,694 series B preferred shares to consummate the acquisition between the two companies

After the quarter ended December 31st, 2013 and during the quarter ending March 31, 2014 the company issued 85,000,000 class A common shares under rule 504 for total funding proceeds of

$38,500 dollars received. Additionally Chris Trina, CEO registered and sold 6,400,000 rule 144 class A common shares for total gross proceeds of $3,200 for estate and college planning purposes. Additionally the company has entered into a bridge loan with an interested investment company in the amount of $15,000 which has been received. This note has been collateralized with a large portion of Chris Trina's personal stock holdings. Additionally the company has amended its article of incorporation in Delaware to reflect an increase in authorized common shares to 2,950,000,000 from previous 950,000,000. During the quarter ended June 30th, 2014 the company amended its articles of incorporation in Delaware to reflect an additional increase in authorized common shares to 4,950,000,000 from previous stated 2,950,000,000 to reflect the potential issuance of common shares in the proposed REG-A offering currently underway. Also within that quarter the company engaged in an additional $25,000 bridge loan with an investor of which was collateralized with a large portion of Chris Trina's personal stock holdings. On May 13th, 2014 CEO Trina registered rule 144 for sale in the amount of 12,000,000 common shares. Within the current quarter, which ended September 30, 2014, company engaged in an additional $15,000 bridge loan with an investor which was collateralized with a large portion of Chris Trina's personal stock holdings. Additionally, during the current quarter, CEO Chris Trina registered and sold 12,000,000 rule 144 class A common shares for total net proceeds of $8,800.

On August 22, 2014, the Company issued a preferred stock dividend to all existing common stock shareholders except management. Each Class C Preferred Shares is convertible into 100 shares of Common shares one year after the issuance of the stock dividend. There were a total of 1,572,750 Class C Preferred Shares issued.

On October 8, 2014, the Company issued an additional 798,542 of Class C Preferred Shares to all existing common stock shareholders except management. These shares also have the ability to convert into 100 Common shares one year after the date of issuance.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our Company's financial position and results of operations that require management's most difficult, complex or subjective judgments. These policies relate to the need for management to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies are as follows:

Accrual for Termite Contracts:
The Company has no accrual for the estimated costs for reapplications, repairs, labor and chemicals and other costs related to termite control applications. Services to date have been limited and management expects losses to be immaterial at this point.

Revenue Recognition:
The Company recognizes revenue at the time the service is performed and paid for.

Depreciation and amortization:
Assets are deprecated or amortized on the straight line basis over the useful life of the asset.

Forward-Looking Statements
Management believes that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the Company has no litigation

that will have an adverse effect on the Company's financial condition, results of operations or liquidity; the Company has adequate resources and borrowings to fund operations and obligations; the impact and amount of the Company's obligations; management's expectations regarding future claims; the expected collectability of billings; expected tax consequences; and the impact of future regulations and accounting pronouncements.

Results of Operations

The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

No asset impairment charges were recorded for this period. Management's evaluation of the assets related to the goodwill of the Company are properly stated based upon comparison of the value of these assets in comparison to similar publicly traded companies.

Enviro-Serv, Inc.
Condensed Consolidated Statement of Operations
For the Nine Months Ended December 31, 2013 (Unaudited)

	Nine Months Ended December 31, 2013 (Since Inception)
Revenue	$ 39,806
Cost of Goods	8,204
Gross Profit	$ 31,602
Expenses	
Salaries	$ 99,259
Selling and marketing	26,027
General and Administative	42,907
Total Expenses	$ 168,193
Net (Loss) from Operations	$ (136,591)
Net Income (Loss)	$ (136,591)

Enviro-Serv, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended December 31, 2013 (Since Inception)
Net (Loss)	$ (136,591)
Operating Activities, cash flows provided by or used in:	
Increase in inventory	(1,400)
Increase in stock subscription receivable	(11,000)
Depreciation	1,865
Decrease in accounts payable	(8,716)
Increase in accrued expenses	(9,903)
Net Cash Flow Used by Operating Activities	$ (165,745)
Investing Activities, cash flows provided by or used in:	
Capital expenditures	$ (334,286)
Increase (Decrease) in notes payable	-
Net Cash Flow from Investing Activities	$ (334,286)
Financing Activities, cash flows provided by or used in:	
Repayment of shareholder notes	$ (48,053)
Sale of stock	556,500
Net Cash Flow from Financing Activities	$ 508,447
Net Increase in Cash	$ 8,416
Cash, Beginning of Period	200
Cash, End of Period	$ 8,616

Enviro-Serv, Inc.
Condensed Consolidated Balance Sheets
December 31, 2013
(Unaudited)

ASSETS		
Cash	$	8,616
Inventory		1,400
Property and equipment (net after accumulated depreciation)		16,265
Other Assets		2,191
Stock subscription receivable		11,000
Goodwill		300,000
TOTAL ASSETS	$	339,472
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,768
Accrued expenses		495,874
Convertible notes and notes payable		485,750
TOTAL CURRENT LIABILITIES	$	992,392
STOCKHOLDERS EQUITY		
Common stock	$	153,000
Preferred Class A stock		103,500
Preferred Class B stock		300,000
Accumulated deficit		(1,209,420)
TOTAL STOCKHOLDERS EQUITY	$	(652,920)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	339,472

Enviro-Serv, Inc.

Consolidated Statement of Stockholders Equity

December 31, 2013

(Unaudited)

	Common Stock	Paid-in-Capital	Preferred Class A	Preferred Class B	Accumulated Deficit
Balance at April 1, 2014	$ 249,963	$ 46,408,962			$ (49,639,577)
Net (loss)					(136,591)
Elimination of Transfer Technolgy equity	(249,963)	(46,408,962)			48,566,748
Comon stock sold to investors	153,000				
Conversion of debt to Class A Preferred			103,500		
Issuance of Class B Preferred for puchase of X-Terminate Pest Control				300,000	
Balance at December 31. 2013	$ 153,000	$ -	$ 103,500	$ 300,000	$ (1,209,420)

Enviro-Serv, Inc.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
December 31, 2013

Item 1. Business

Enviro-Serv, Inc. (the "Company") is a Delaware Corporation seeking to build a portfolio of highly profitable enterprises that offer year round services such as pest control management, lawn and gardening care, pool maintenance, air conditioning/refrigeration installation and repairs and a host of additional onsite maintenance offerings. To date Enviro-Serv, Inc. has one wholly owned subsidiary, X-Terminate Pest Management Inc. a fully licensed pest control Florida Corporation in good standing both with SUNBIZ.ORG and the Department of Agricultural and Consumer Services. The websites of both companies are WWW.ENVIRO-SERV.COM AND WWW.XTERMINATEINC.COM

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including service quality, product availability, and terms of guarantees, and reputation for safety, technical proficiency and price.
The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative impact on the Company's financial position, results of operations or liquidity.

The federal law grants to the states the responsibility to be the primary agent in the enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. Each state has their regulatory programs to handle the special interests of citizens within their state. The pest control industry is impacted by these federal and state agencies.

Item 2. Risk Factors

The Company operates in a highly competitive industry. The Company's revenues and earnings may be affected by changes in competitors' prices, and general economic issues. The Company competes with other large and small pest control companies for a finite number of customers. Although the Company believes that their experience and reputation for safety and quality service is excellent, they cannot assure investors that we will be able to maintain our competitive advantage.

Pest and termite services represent discretionary expenditures of our residential customers. If consumers restrict their discretionary spending, the Company may suffer a decline in revenues.
Acquisitions have been and will continue to be an important element of the Company's business strategy. The Company cannot assure investors that future acquisition candidates will be identified and acquired on favorable terms to the Company. The Company cannot assure investors that the Company will be able to successfully integrate the operations and assets of acquired businesses with their own business. The inability to integrate and manage acquired businesses could have an adverse effect on the results of operations and financial condition of the Company.

The Company's ability to remain productive and profitable will depend on the ability to attract and retain skilled workers. Either the need to pay higher wages or the shortage of skilled employees could reduce the Company's capacity for growth or profitability could be reduced.

The Company is significantly affected by environmental laws and regulations within the pest control industry. Management believes that present operations are in substantial compliance with such laws and have had no material adverse effect on operations to date. Such laws could be changed and the Company is unable to predict if changes could affect operations and financial condition of the Company.

Item 3. Financial Statement Note Information

These financial statements and schedules are the responsibility of the Company's management. Management has prepared the statements in conformity with U.S. generally accepted accounting principles and when taken as a whole, presents fairly, in all material respects, the information set forth therein.

To better reflect the current financial condition of new entity Enviro-Serv Inc. the company has elected to eliminate the shares issued and the cost of these past issued shares to previous corporate charters over the past 16 years in the amount of $47,297,946. The cost of these shares and the additional paid in capital was applied against the retained (deficit) accumulated in prior years.

Various notes are in default and continue to accrue interest. The Company has not been able to make payments due to lack of funding. The Company has two default judgments in the amount of $88,989.80 and $50,000.00. To date, to the knowledge of the Company, no legal action has been taken to enforce these judgments. In addition, in February, 2009, the Company was contacted by three investors requesting the Company buy back their investments on a best efforts basis. The Company agreed to attempt to do so. The combined investment price was $235,000 and was to be paid by the Company over time on monthly payments. The Company was only able to make the first two payments. There was no legal action then or now against the company in this agreement. The company's current position is that it no longer will accrue this liability and has removed this $235,000 liability.

Past Securities History:

Capital Structure Changes – Shares were increased by 5 for 1 split payable on 12/13/00 Capital Change - Shares increased by 2 for 1 split payable on 3/19/01. Capital Change - Shares decreased by 1 for 2 split payable on 8/14/01. Capital Change - Shares decreased by 1 for 100 split payable on 10/26/2001. Capital Change - Shares decreased by 1 for 150 split payable on 01/23/2007. Capital Change - Shares decreased by 1 for 100 split payable on 12/07/2007. Capital Change - Shares decreased by 1 for 300 split payable on 02/28/2012.

During the quarter ending September 30th, 2013 there was a total of class A common Stock retired in the amount of 643,261,378 which consisted of 582,077,376 from C.E.O Chris Trina and 60,000,000 from Director Sandy Shultz.

Newly authorized and issuance of Preferred security class:

August 5th, 2013 Company announces designation of 100,000,000 preferred shares and issues 5,829,957 class A preferred shares to CEO Chris Trina and issues 602,825 to Director Sandy Shultz of the same class in lieu of retired class A common shares. Additionally company issues Richard Tellone from X- Terminate Pest management 112,716 series B preferred and Bruce Luciano also from X-Terminate Pest 60,694 series B preferred shares to consummate the acquisition between the two companies. In April 2014 CEO Trina converted 4,265,957 to class A common stock for the purpose of utilizing his personal common stock holdings as collateralization in certain financing arrangements with an investor. In March 2014 and during Q1 a BOD anti-dilution resolution was ratified to increase holdings for executive Trina and Director Shultz to maintain controlling interest in EVSV. On May 8th, 2014 Trina was issued 996,000 Preferred A class shares and Shultz was issued 224,000 pursuant to the resolution.

After the quarter ended December 31st, 2013 and during the current quarter ending March 31, 2014 the company issued 85,000,000 class A common shares under rule 504 for total funding proceeds of $38,500 dollars received. Additionally Chris Trina, CEO registered and sold 6,400,000 rule 144 class A common shares for total gross proceeds of $3,200 for estate and college planning purposes. Additionally the company has entered into a bridge loan with an interested investment company in the amount of $15,000 which has been received. This note has been collateralized with a large portion of Chris Trina's personal stock holdings. Additionally the company has amended its article of incorporation in Delaware to reflect an increase in authorized common shares to 2,950,000,000 from previous 950,000,000.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our Company's financial position and results of operations that require management's most difficult, complex or subjective judgments. These policies relate to the need for management to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies are as follows:

Accrual for Termite Contracts:
The Company has no accrual for the estimated costs for reapplications, repairs, labor and chemicals and other costs related to termite control applications. Services to date have been limited and management expects losses to be immaterial at this point.

Revenue Recognition:
The Company recognizes revenue at the time the service is performed and paid for.

Depreciation and amortization:
Assets are deprecated or amortized on the straight line basis over the useful life of the asset.

Forward-Looking Statements
Management believes that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the Company has no litigation that will have an adverse effect on the Company's financial condition, results of operations or liquidity; the Company has adequate resources and borrowings to fund operations and obligations; the impact and amount of the Company's obligations; management's expectations regarding future claims; the expected collectability of billings; expected tax consequences; and the impact of future regulations and accounting pronouncements.

Results of Operations

The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

No asset impairment charges were recorded for this period. Management's evaluation of the assets related to the goodwill of the Company are properly stated based upon comparison of the value of these assets in comparison to similar publicly traded companies.

PREDECESSOR ENTITY - Transfer Technology International Corp.

Condensed Consolidated Balance Sheet

December 31, 2012

(Unaudited)

ASSETS		
Cash	$	200
Other Assets		2,191
TOTAL ASSETS	$	2,391
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$	1,262,192
Convertible notes and notes payable		648,022
TOTAL CURRENT LIABILITIES	$	1,910,214
STOCKHOLDERS EQUITY		
Common stock	$	249,963
Additional paid in capital		46,408,962
Accumulated deficit		(48,566,748)
TOTAL STOCKHOLDERS EQUITY	$	(1,907,823)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	2,391

PREDECESSOR ENTITY - Transfer Technology International Corp.
Consolidated Statement of StockHolders Equity
December 31, 2012
(Unaudited)

	Common Stock	Additional Paid-in-Capital	Accumulated (Deficit)
Balance at December 31, 2012	$249,963	$46,408,962	$ (48,943,846)
Net (loss) for period	-	-	377,098
Balance at March 31, 2013	$249,963	$46,408,962	$ (48,566,748)

PREDECESSOR ENTITY - Transfer Technology International Corp.
Condensed Consolidated Statement of Operations
December 31, 2012 (Unaudited)

	Twelve Months Ended December 31, 2012
Revenue	$ -
Cost of Goods	-
Gross Profit	$ -
Expenses	
Salaries	$ -
Selling and marketing	-
General and Administative	-
Total Expenses	$ -
Net (Loss) from Operations	$ -
Adjustment to Accruals	377,098
Net Income (Loss)	$ 377,098

PREDECESSOR ENTITY Transfer Technology International Corp.

Condensed Consolidated Statements of Cash Flows

December 31, 2012 (Unaudited)

	Twelve Months Ended December 31, 2013
Net Income	$ 377,098
Operating Activities, cash flows provided by or used in:	
Decrease in accrued expenses	(377,098)
Net Cash Flow Used by Operating Activities	$ -
Net Decrease in Cash	$ -
Cash, Beginning of Period	200
Cash, End of Period	$ 200

Transfer Technology International Corp.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
December 31, 2012

Item 1. Business

Transfer Technology International Corp. (the "Company") was a Delaware Corporation seeking new technology. In November 2009, The Company formed a new subsidiary called Xterminate, Inc., a Florida corporation, which launched their eco-friendly termite control business. The Company applies oil for termite control purposes.
As of the end of 2011, the Company began their focus on building a service business focused on pest control.

In the first quarter of 2013, the Board of Directors approved a resolution to amend the name of the Corporation from Transfer Technology International Corp. to Enviro-Serv, Inc. The Company applied for a stock symbol change from TTIN to EVSV which was subsequently approved.

Item 2. Risk Factors

The Company had incurred substantial losses through the year ended December 31, 2011. Management had been able to finance the losses through a series of private placements and convertible notes payable. The Company continued to seek other sources of financing and alternative ways of generating revenues through partnerships with other businesses.

In view of these conditions, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources, to meet its financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans to raise capital provides an opportunity to continue as a going concern.

Item 3. Financial Statement Note Information

These financial statements and schedules are the responsibility of the Company's management. Management has prepared the statements in conformity with U.S. generally accepted accounting principles and when taken as a whole, presents fairly, in all material respects, the information set forth therein.

For the year 2012, there was nominal activity in the business as Management was seeking new sources of financing to expand business development in the pest control industry.

Capital Structure Changes
On February 28, 2012, there was a 1 for 300 reverse stock split for the capital restructuring of the Company's common stock.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our Company's financial position and results of operations that require

management's most difficult, complex or subjective judgments. These policies relate to the need for management to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies are as follows:

Accrual for Termite Contracts:
The Company has no accrual for the estimated costs for reapplications, repairs, labor and chemicals and other costs related to termite control applications. Services to date have been limited and management expects losses to be immaterial at this point.

Revenue Recognition:
The Company recognizes revenue at the time the service is performed and paid for.

Depreciation and amortization:
Assets are deprecated or amortized on the straight line basis over the useful life of the asset.

Results of Operations
The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

PREDECESSOR ENTITY Transfer Technology International Corp.

Consolidated Statement of StockHolders Equity

March 31, 2013

(Unaudited)

	Common Stock	Additional Paid-in-Capital	Accumulated (Deficit)
Balance at December 31, 2012	$ 249,963	$ 46,408,962	$ (48,566,548)
Net (loss) for period	-	-	(200)
Balance at March 31, 2013	$ 249,963	$ 46,408,962	$ (48,566,748)

PREDECESSOR ENTITY Transfer Technology International Corp.

Condensed Consolidated Statement of Operations

(Unaudited)

	Three Months Ended March 31, 2013
Revenue	$ -
Cost of Goods	-
Gross Profit	$ -
Expenses	
Salaries	$ -
Selling and marketing	-
General and Administative	200
Total Expenses	$ 200
Net (Loss) from Operations	$ (200)
Net Income (Loss)	$ (200)

PREDECESSOR ENTITY Transfer Technology International Corp.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31, 2013
Net Income	$ (200)
Net Cash Flow Used by Operating Activities	$ (200)
Net Decrease in Cash	$ (200)
Cash, Beginning of Period	200
Cash, End of Period	$ -

Transfer Technology International Corp.
Notes Related to Business Practices
Condensed Consolidated Financial Statements
March 31, 2013

Item 1. Business

Transfer Technology International Corp. (the "Company") was a Delaware Corporation seeking new technology. In November 2009, The Company formed a new subsidiary called Xterminate, Inc., a Florida corporation, which launched their eco-friendly termite control business. The Company applies oil for termite control purposes.

As of the end of 2011, the Company began their focus on building a service business focused on pest control.

In the first quarter of 2013, the Board of Directors approved a resolution to amend the name of the Corporation from Transfer Technology International Corp. to Enviro-Serv, Inc. The Company applied for a stock symbol change from TTIN to EVSV which was subsequently approved.

Item 2. Risk Factors

The Company had incurred substantial losses through the year ended March 31, 2013. Management had been able to finance the losses through a series of private placements and convertible notes payable. The Company continued to seek other sources of financing and alternative ways of generating revenues through partnerships with other businesses.

In view of these conditions, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing or capital sources, to meet its financing requirements, and ultimately to achieve profitable operations. Management believes that its current and future plans to raise capital provides an opportunity to continue as a going concern.

Item 3. Financial Statement Note Information

These financial statements and schedules are the responsibility of the Company's management. Management has prepared the statements in conformity with U.S. generally accepted accounting principles and when taken as a whole, presents fairly, in all material respects, the information set forth therein.

For the quarter ended March 31, 2013, there was nominal activity in the business as Management was seeking new sources of financing to expand business development in the pest control industry.

Capital Structure Changes
On February 28, 2012, there was a 1 for 300 reverse stock split for the capital restructuring of the Company's common stock.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our Company's financial position and results of operations that require management's most difficult, complex or subjective judgments. These policies relate to the need for management to make estimates about the effect of matters that are inherently uncertain. The critical accounting policies are as follows:

Accrual for Termite Contracts:
The Company has no accrual for the estimated costs for reapplications, repairs, labor and chemicals and other costs related to termite control applications. Services to date have been limited and management expects losses to be immaterial at this point.

Revenue Recognition:
The Company recognizes revenue at the time the service is performed and paid for.

Depreciation and amortization:
Assets are deprecated or amortized on the straight line basis over the useful life of the asset.

Results of Operations
The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks; timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company for any litigation; general economic conditions; market risk, changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the inability to identify future acquisitions; climate and weather trends; competitive pricing and pricing practices; potential increases in labor costs; and changes in various laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated.

Part III – Exhibits

Index

1. Charter and by-laws
2. Subscription agreement
3. Opinion re Legality
4. Employment Agreement

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on March 26, 2015.

ENVIRO-SERV, INC.

By: Christoph Trina

Title: Chief Executive Officer

Christoph Trina, Chief Executive Officer

Christoph Trina, Chief Financial Officer

Directors:

Christoph Trina

Sandy Shultz

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on March 26TH, 2015.

ENVIRO-SERV, INC.

By: Christoph Trina

Title: Chief Executive Officer

Christoph Trina, Chief Executive Officer

Christoph Trina, Chief Financial Officer

Directors:

Christoph Trina

Sandy Shultz

Part III

EXHIBIT 1

Articles and Bylaws

BY-LAWS
OF
TRANSFER TECHNOLOGY INTERNATIONAL CORP.
A DELAWARE CORPORATION

ARTICLE I
CORPORATE OFFICES

The registered office of the corporation in the State of Delaware shall be located at 9 East Lockerman Street, Suite #1B, Dover, Kent County, Delaware. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

ARTICLE II
SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS

The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION 2. ANNUAL MEETINGS

The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION 3. SPECIAL MEETINGS

Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION 4. NOTICES OF MEETINGS

Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Closing of Transfer Books or Fixing Record Date.

(a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty (20) days immediately preceding such meeting.

(b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

(c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION 5. VOTING LIST.

The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION 6. QUORUM.

At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 7. PROXIES.

At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION 8. VOTING.

Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Delaware.

SECTION 9. ORDER OF BUSINESS.

The order of business at all meetings of the stockholders, shall be as follows:

a. Roll Call.
b. Proof of notice of meeting or waiver of notice.
c. Reading of minutes of preceding meeting.
d. Reports of Officers.
e. Reports of Committees.
f. Election of Directors.
g. Unfinished Business.

h. New Business.

SECTION 10. INFORMAL ACTION BY STOCKHOLDERS.

Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all stockholders is promptly given of all action so taken.

SECTION 11. BOOKS AND RECORDS.

The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Delaware, may be kept outside of the State of Delaware, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the stockholder(s) all fees associated with such inspection shall be the sole expense of the stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal coumsel and accountants to attend such inspections shall be paid for by the stockholder demanding the inspection.

ARTICLE III
BOARD OF DIRECTORS

SECTION 1. GENERAL POWERS.

The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION 2. NUMBER, TENURE, AND QUALIFICATIONS.

The number of directors of the corporation shall be a minimum of one (l) and a maximum of seven (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION 3. REGULAR MEETINGS.

A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION 4. SPECIAL MEETINGS.

Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION 5. NOTICE.

Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. QUORUM.

At any meeting of the directors, fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. MANNER OF ACTING.

The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION 8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION 9. REMOVAL OF DIRECTORS.

Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION 10. RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION 11. COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 12. EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (1) or more directors. Each such committee shall serve at the pleasure of the board.

ARTICLE IV
OFFICERS

SECTION 1. NUMBER.

The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION 2. ELECTION AND TERM OF OFFICE.

The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION 3. REMOVAL.

Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION 4. VACANCIES.

A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION 5. PRESIDENT.

The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION 6. CHAIRMAN OF THE BOARD.

In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION 7. SECRETARY.

The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION 8. TREASURER.

If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION 9. SALARIES.

The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.

ARTICLE V
CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. CONTRACTS.

The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. LOANS.

No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION 3. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION 4. DEPOSITS.

All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

ARTICLE VI
FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.

ARTICLE VII
DIVIDENDS

The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE VIII
SEAL

The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

ARTICLE IX
WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X
AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted by a majority of the Board of Directors; by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:59 PM 08/22/2003
FILED 05:43 PM 08/22/2003
SRV 030549727 - 3695844 FILE

CERTIFICATE OF INCORPORATION
OF
LIQUIDGOLF HOLDING CORPORATION
A DELAWARE CORPORATION

ARTICLE I

The name of the Corporation is LIQUIDGOLF HOLDING CORPORATION, a Delaware corporation (the "Corporation").

ARTICLE II

The resident agent of the Corporation is National Registered Agents, Inc. and the resident agent's street address, which shall be the registered office of the Corporation, is 9 East Loockerman Street, Suite #1B, Dover, Kent County, Delaware.

ARTICLE III

The Corporation is formed for the purpose of engaging in any lawful activity and the period of its existence is perpetual.

ARTICLE IV

SECTION 1. The Corporation shall be authorized to issue 100,000,000 shares of capital stock with a par value of $0.001 each.

SECTION 2. All of the shares of stock shall be of the same class, without preference or distinction.

SECTION 3. The capital stock of the Corporation, after the amount of capital has been paid in money, property or services, as the board of directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed and the articles of incorporation shall not be amended in this respect.

SECTION 4. Cumulative voting by any shareholder is denied.

SECTION 5. No shareholder shall, by reason of holding shares of any class of stock, have any preemptive or preferential right to purchase or subscribe for any shares of any class of stock now or hereafter authorized or any notes, debentures or bonds convertible into or carrying options or warrants to purchase shares of any class of stock now or hereafter authorized, whether or not the issuance of any shares, notes, debentures or bonds would adversely affect the dividend or voting rights of the shareholder.

ARTICLE V

The members of the governing board of the Corporation shall be designated as directors. The board of directors shall consist of not less than one (1) nor more that seven (7) directors. The number of directors of the Corporation may be increased or decreased, from time to time, as provided in the bylaws of the Corporation within the limitations set forth in the Delaware General

Corporation Law Section 141. The name and address of the sole director of the Corporation who shall serve as director until his successor(s) shall have been elected and qualified is as follows:

NAME	ADDRESS
Dwain Brannon	1017 W. Orange Blossom Trail Apopka, Florida 32712

ARTICLE VI

In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by Title 8 of the Delaware General Corporation Law or other statutes or laws of the State of Delaware, the board of directors is expressly authorized: (i) to make, amend, alter, or repeal the bylaws of the Corporation; and (ii) to provide indemnification of directors, officers, employees, agents, and other persons to the fullest extent permitted by law through bylaw provisions, agreements with the indemnitees, vote of shareholders or disinterested directors or otherwise.

ARTICLE VII

No director or officer of the Corporation will be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as an officer or director, excepting only (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) the payment of dividends in violation of Delaware General Corporation Law Section 174. No amendment or repeal of this Article VII applies to or has any effect on the liability or alleged liability of any officer or director of this Corporation for or with respect to any acts or omissions of the director or officer occurring prior to the amendment or repeal, except as otherwise required by law.

ARTICLE VIII

Unless otherwise defined in these articles of incorporation, terms used in these articles of incorporation shall have the meanings set forth for such terms in Title 8 of the Delaware General Corporation Law.

ARTICLE IX

The name and address of the incorporator are as follows:

Dwain Brannon
1017 W. Orange Blossom Trail
Apopka, Florida 32712

IN WITNESS WHEREOF, the undersigned incorporator has executed these articles of incorporation this 22nd day of August 2003.

s/Dwain Brannon
Dwain Brannon

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:18 AM 05/01/2006
FILED 10:18 AM 05/01/2006
SRV 060401046 - 3695844 FILE

State of Delaware
Certificate of Amendment
Of Certificate of Incorporation

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Horizon Holding Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

"The name of the corporation is INVERTED PARADIGMS CORPORATION, a Delaware Corporation (the "corporation").

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed the 28th day of April, 2006.

By: [signature]
Authorized Officer

Title: CEO

Name: Stewart York
Print or Type

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
LIQUIDGOLF HOLDING CORPORATION

LIQUIDGOLF HOLDING CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify that:

1. The name of the Corporation is: LIQUIDGOLF HOLDING CORPORATION.

2. On July 19, 2004, the Board of Directors of the Corporation adopted a resolution proposing and declaring it advisable to amend the Corporation's Certificate of Incorporation to provide for a change in the Corporation's name, thereby replacing Article I in its entirety with the following:

"ARTICLE I

The name of the Corporation is HORIZON HOLDING CORPORATION, a Delaware corporation (the "**Corporation**")."

3. The amendment to the Certificate of Incorporation set forth herein and certified has been duly adopted by a written action of the Board of Directors and by a majority of the stockholders of the Corporation in accordance with the provisions of Sections 141, and 242 of the General Corporation Law of the State of Delaware.

The foregoing instrument has been executed this 19TH day of August, 2004.

LIQUIDGOLF HOLDING CORPORATION

By: ______________________
Dwain Brannon
President

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:21 PM 08/19/2004
FILED 06:21 PM 08/19/2004
SRV 040609365 - 3695844 FILE

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:22 PM 11/07/2007
FILED 08:23 PM 11/07/2007
SRV 071202545 - 3695844 FILE

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Inverted Paradigms Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "I" so that, as amended, said Article shall be and read as follows:

The name of the Corporation is Transfer Technology International Corp., a Delaware corporation (the "Corporation").

FURTHER RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

SECTION 1. The Corporation shall be authorized to issue 250,000,000 shares of capital stock with a par value of $0.001 each.

SECTION 2. All of the shares of stock shall be of the same class, without preference or distinction.

SECTION 3. The capital stock of the Corporation, after the amount of capital has been paid in money, property or services, as the board of directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed and the articles of incorporation shall not be amended in this respect.

SECTION 4. Cumulative voting by any shareholder is denied.

SECTION 5. No shareholder shall, by reason of holding shares of any class of stock, have any preemptive or preferential right to purchase or subscribe for any shares of any class of stock now or hereafter authorized or any notes, debentures or bonds convertible into or carrying options or warrants to purchase shares of any class of stock now or hereafter authorized, whether or not the issuance of any shares, notes, debentures or bonds would adversely affect the dividend or voting rights of the shareholder.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware on which written consent the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of November, 2007.

By: ______________________________
Authorized Officer
Title: Chief Executive Officer
Name: Chris Trina

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:42 PM 04/03/2013
FILED 02:42 PM 04/03/2013
SRV 130393135 - 3695844 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of TRANSFER TECHNOLOGY INTERNATIONAL CORP. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "ONE" so that, as amended, said Article shall be and read as follows:

The name of the corporation shall be Enviro-Serv, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 15th day of February, 2013.

By: [signature]
Authorized Officer

Title: CEO

Name: CHRISTOPH TRINA
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "ENVIRO-SERV, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SEVENTH DAY OF MAY, A.D. 2013.

3695844 8300

130520151

y verify this certificate online
p.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 0413262

DATE: 05-07-13

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a restoration, renewal and revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is TRANSFER TECHNOLOGY INTERNATIONAL CORP.

2. The Registered Office of the corporation in the State of Delaware is located at 160 GREENTREE DRIVE STE 101 (street), in the City of DOVER, County of KENT Zip Code 19904. The name of the Registered Agent at such address upon whom process against this Corporation may be served is NATIONAL REGISTERED AGENT INC.

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 08/22/2003.

4. The renewal and revival of the charter of this corporation is to be perpetual.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D.2011, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: ______________________
Authorized Officer

Name: Christoph Trina
Print or Type

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS OF TRANSFER TECHNOLOGY INTERNATIONAL CORP., A DELAWARE CORPORATION

The undersigned, being the majority shareholder(s) of Transfer Technology International Corp., a Delaware corporation (the "Corporation"), hereby consent to the following actions and instruct the Secretary of the Corporation to enter this Consent in the minutes of the proceedings of the Shareholders of the Corporation.

On February 15, 2013, the Board of Directors approved a resolution to seek shareholders approval to amend the Articles of Incorporation to change the name of the Corporation to Enviro-Serv, Inc.

The votes were unanimous in favor of the following proposal:

RESOLVED, that the Articles of Incorporation be amended to change the name of the Corporation to Enviro-Serv, Inc.

This consent may be signed by way of facsimile transmission, and such facsimile copies shall be deemed original copies for all purposes if original copies of the parties' signatures are not delivered.

Execution of this Consent by the undersigned, being the majority shareholder(s) of the Corporation, waives any requirement of a formal meeting to conduct the business referred to herein.

Dated this 15th day of February 2013.

Shareholder :

Christoph Trina

ACTION BY WRITTEN CONSENT OF THE BOARD OF DIRECTORS OF TRANSFER TECHNOLOGY INTERNATIONAL CORP.

The undersigned, being the executive director and authorized signatory for the directors of Transfer Technology International Corp., a Delaware corporation (the "Corporation"), hereby consents to and adopt the following resolution pursuant to the provisions of Delaware Statutes.

WHEREAS, the Board of Directors of the Corporation deems it advisable to seek Shareholder approval to amend the Articles of Incorporation so as to change the name of the corporation to Enviro-Serv, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation hereby seek the consent of the majority of its shareholders to amend the Articles of Incorporation so as to change the name of the Corporation to Enviro-Serv, Inc.

RESOLVED FURTHER, that the officers of the Corporation, acting singly, for and on behalf of the Corporation, are hereby authorized to execute any and all documents and perform any and all acts that they, in their sole discretion, deem necessary or appropriate to affect the aforesaid Resolution.

IN WITNESS WHEREOF, the directors of Transfer Technology International Corp. do hereby execute this Consent to Action to be effective as of February 15, 2013.

Christoph Trina
CEO

Sandy Shultz
Director TTI corp.

Part III

EXHIBIT 2

SUBSCRIPTION AGREEMENT

EXHIBIT “2” - SUBSCRIPTION AGREEMENT

Print Name of Subscriber: ______________________________

Amount Invested $ ______________________________

Number of Shares: ______________________________

Enviro-Serv Inc.

____
Date

Subscription Instructions

(Please Read Carefully)

Each subscriber for a Share at [___________] ($[_____]) Dollars per Share (the "Share") of Enviro-Serv Inc. (Enviro-Serv) a Delaware corporation (the "Company"), must complete and execute the Subscription Documents in accordance with the instructions set forth below. The completed documents should be sent to **Enviro-Serv Inc.**, and 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611

Payment for the Securities should be made by check payable to the Company and enclosed with the documents as directed in Section III below.

I. These Subscription Documents contain all of the materials necessary for you to purchase the Shares. This material is arranged in the following order:

- ***Subscription Agreement***
- ***Confidential Prospective Purchaser's Questionnaire***

II. All investors must complete in detail, date, initial, and sign the Subscription Documents where appropriate. All applicable sections must be filled in.

III. Payment for the Shares must be made by check as provided below:

Please make your check payable, in the appropriate amount, for the number of Shares purchased (at [___________] ($[_______]) per Share), to **"Enviro-Serv Inc."**. Your check should be enclosed with your signed subscription documents.

All funds received from subscribers will be immediately available for use by the Company.

IV. **SPECIAL INSTRUCTIONS**

FOR CORPORATIONS. Include copy of Board resolution designating the corporate officer authorized to sign on behalf of the corporation, a Board resolution authorizing the investment, and financial statements.

FOR PARTNERSHIPS. Provide a complete copy of the partnership agreement, questionnaire, and financial statements for each General Partner.

FOR TRUSTS. Provide a complete copy of the instruments or agreements creating the trust, as amended to date.

Subscription Agreement

Print Name of Subscriber: ______________________________

Amount Invested: $ ________________________

Number of Shares: ________________________

To: Enviro-Serv Inc.

Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for ___ Shares of Enviro-Serv Inc. (Enviro-Serv Inc.) (the "Company"), A corporation, and agrees to invest in the Company [__________] ($[________) Dollars per Share for an aggregate investment of $_________ (the "Investment Amount") upon the terms and subject to the conditions (a) set forth herein, and (b) described in the Confidential Offering Circular ("Offering Circular") dated ___________, 2015, together with all exhibits thereto and materials included therewith, and all supplements, if any, related to this offering. There is no minimum investment.

2. **Offering.** The Company is offering 3,409,090,905, with a minimum subscription of one (1) Share (the "Offering"). The maximum aggregate investment to the Company from this Offering will be Five Hundred Eleven Thousand and Two Hundred ($511,200) Dollars. The Offering is being made to investors pursuant to the Regulation A exemption available under the Securities Act of 1933 (the "Act").

3. **Documents to be delivered.** The undersigned is delivering to the Company executed copies of this Subscription Agreement, Investor Status and Investor Suitability Questionnaire (the "Subscription Documents"). The Subscription Documents should be delivered to **Enviro-Serv Inc.,** 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611. The undersigned understands and agrees that he or it will not become an investor in the company and the Company shall not consider the undersigned until the Company executes the Agreement.

4. **Making of the investment.** The undersigned, simultaneously with the delivery of the Subscription Documents to the Company, hereby tenders to the Company the Investment Amount by certified check made payable to the order of **Enviro-Serv Inc.** or as per the Company's instructions for payment by electronic funds transfer in the amount indicated above.

5. **Acceptance or Rejection of Subscription.** The undersigned understands and agrees that the Company reserves the right, exercisable in its sole discretion, to accept or reject any subscription, in whole or in part, for any reason and that the undersigned will be notified

by the Company as promptly as practicable as to whether his or its subscription has been accepted or rejected. If the undersigned's subscription is accepted, in whole or in part, by the Company, the Company will execute this Agreement and return them to the undersigned. If this subscription is rejected by the Company, The investor will be so notified. The undersigned does not have the right to withdraw or revoke his or its subscription during the Offering period, except as provided by certain state laws, except that if more than thirty (30) days shall have passed from the date the Company received completed and executed Subscription Documents and the Investment Amount from the undersigned (the "Acceptance Period"), and the Company has not accepted the subscription during the Acceptance Period, the undersigned may withdraw his or its subscription at any time after the Acceptance Period up until such time that the Company subsequently decides, in its sole discretion, to accept the subscription in whole or in part.

6. **Offering Period.** The Company may close in whole or in part or terminate this Offering under any of the following conditions:

   (a) Upon receipt of the maximum offering subscription amount Five Hundred Eleven Thousand and Two Hundred ($511,200) Dollars,

   (b) Notwithstanding the above, this offer shall terminate upon the termination of the Form 1-A filed by the Company.

7. **Closing.** The share subscribed for herein shall not be deemed made by the Company or held by the undersigned until this Agreement has been countersigned by the Company, the Subscription Documents have been delivered to the Company, and the subscription funds have either been transferred via electronic transfer to the Holding Account or the certified funds check has been deposited in the Holding Account. Upon the completion of the aforementioned items, (a) the undersigned shall have invested in the Company the investment amount, (b) the undersigned shall become an investor in Company, (c) the undersigned and the Company shall be bound by the terms of the Offering Circular and the Subscription Documents and any other undertakings described herein.

8. **Representations and Warranties.**

   (a) **The Company hereby represents and warrants as follows:**

      (i) The Company is a Limited Liability Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

      (ii) This Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect which affect creditor's rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies under or by virtue of this Agreement). The Company has all requisite power and authority, corporate and other, to execute and deliver this Agreement and the Note(s) and to consummate the transactions

contemplated hereby. All persons who have executed this Agreement and the Note(s) on behalf of the Company have been duly authorized to do so by all necessary corporate action. Neither the execution and delivery of this Agreement and the Note(s) nor the consummation of the transactions contemplated hereby will (A) violate any provision of the Certificate of Incorporation or Operating Agreement of the Company, as currently in effect; (B) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or the securities, assets, properties, operations or business of the Company; or (C) violate any law or regulation applicable to the Company or to the securities, assets, properties, operations or business of the Company.

(b) **In order to induce the Company to accept the subscription made hereby, the undersigned hereby represents and warrants to the Company as follows:**

(i) The undersigned is familiar with the terms and conditions of the Offering and is aware that his or its investment involves a degree of risk.

(ii) The undersigned hereby specifically accepts and adopts each and every provision of this Agreement and acknowledges and agrees with each and every provision of this Agreement and, upon acceptance by the Company of the subscription made hereby, agrees to be bound by such provisions.

(iii) The undersigned acknowledges and is aware that there is no assurance as to the future performance of the Company.

(iv) The undersigned, if an individual (A) has reached the age of majority in the state in which he resides and (B) is a bona fide resident and domiciliary (not a temporary or transient resident) of the state set forth below his signature on the signature page hereof and has no present intention of becoming a resident of any other state or jurisdiction. The undersigned, if a partnership, corporation, corporation, trust or other entity, was organized or incorporated under the laws of the jurisdiction set forth below the signature made on its behalf on the signature page hereof and has no present intention of altering the jurisdiction of its organization, formation or incorporation.

(v) The undersigned has the financial ability to bear the economic risk of an investment in the Offering, has adequate means of providing for his or its current needs and personal contingencies, has no need for liquidity in the Share(s) and could afford a complete loss of his or its investment in the Offering.

(vi) The undersigned represents and warrants to the Company that he or it comes within one of the categories of investors as defined in Investor Status document (*please indicate by providing your initials next to the appropriate category in which the undersigned is included, and if the undersigned is an Accredited Investor, check the appropriate category of Accredited Investors in which the undersigned is an entity*).

(vii) The undersigned has been given the opportunity to review the merits of an investment in the Offering with tax and legal counsel or with an investment advisor to the extent the undersigned deemed advisable,

(viii) The undersigned's overall commitment to invest in the Share(s), which are not readily marketable, is not disproportionate to his or its net worth and his or its investment in the Offering will not cause such overall commitment to become excessive.

(ix) The undersigned has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Offering.

(x) The undersigned has been given a full opportunity to ask questions of and to receive (A) answers from the Company and its Managers concerning the terms and conditions of this Offering and the business of the Company and (B) such other information as he or it desired in order to evaluate an investment in the Offering, and all such questions have been answered to the full satisfaction of the undersigned. No oral or written representations have been made or oral or written information furnished to the undersigned or the undersigned's advisors in connection with the Offering or interests that were in any way inconsistent with this Subscription Agreement. The undersigned is not participating in the Offering as a result of or subsequent to: (1) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(xi) If the undersigned is a corporation, Corporation, partnership, trust or other entity, it is authorized and qualified to make this loan to the Company and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(xii) If the undersigned is a corporation, corporation or partnership, the person signing this Agreement on its behalf hereby represents and warrants that the information contained in this Agreement completed by any shareholders of such corporation, members of such corporation or partners of such partnership is true and correct with respect to such shareholder, member or partner (and if any such shareholder is itself a corporation, corporation or partnership, with respect to all persons having an equity interest in such corporation, corporation or partnership, whether directly or indirectly) and that the person signing this Agreement has made due inquiry to determine the truthfulness and accuracy of the information contained in this Agreement.

(xiii) The purchase of the Share(s) by the undersigned has been duly authorized, and the execution, delivery and performance of this Agreement does not conflict with the undersigned's partnership agreement, certificate of incorporation, by-laws, articles of organization, operating agreement or

any agreement to which the undersigned is a party and this Agreement is a valid and binding agreement enforceable against the undersigned in accordance with its terms.

(xiv) 'The undersigned hereby represents that he or it is subscribing for the Shares as principal or as trustee, solely for the account of the undersigned, for investment purposes only and not with a view to, or for, subdivision, resale, distribution, or fractionalization thereof, in whole or in part, or for the account, in whole or in part, of others, and, except as disclosed herein, no other person has a direct or indirect beneficial interest in the Share(s). The undersigned will hold the Share(s) as an investment and has no reason to anticipate any change in circumstances or other particular occasion or event, which would cause the undersigned to attempt to sell any of the Share(s).

(xv) The undersigned acknowledges his or its understanding that (A) the Offering of the Share(s) by the Company has not been registered under the Act, as amended, or the securities laws of certain states in reliance on specific exemptions from registration, (B) the Confidential Memorandum and Subscription Documents have not been filed with or reviewed by the Securities and Exchange Commission or the securities department of any state and no securities administrator of any state or the federal government has recommended or endorsed this Offering or made any finding or determination relating to the fairness of an investment in the Company, and (C) the Offering of the Share(s) by the Company is intended to be exempt from registration pursuant to Section 3 (b) of the Act and the rules promulgated there under by the Securities and Exchange Commission, and that the undersigned's Share(s) cannot be sold, pledged, assigned or otherwise disposed of unless they are registered under the Act or an exemption from such registration is available.

(xvi) The undersigned represents and warrants that he or it will not transfer or convey all or part of his or its financial interest in the Share(s) unless such Share(s) are subsequently registered under the Act, or an exemption from such registration is available and without (A) the prior written consent of the Company and (B) an opinion of counsel acceptable to the Company and its counsel to the effect that the Share(s) may be transferred without violation of the registration requirements of the Act or any applicable state securities laws, as may be amended from time to time. The undersigned further acknowledges that there can be no assurance that the Company will file any Form 1-A for the Share(s) for which the undersigned is subscribing, that such Form 1-A, if filed, will be declared effective or, if declared effective, that the Company will be able to keep it effective until the undersigned sells the Share(s) registered thereon.

(xvii) The undersigned understands that this Agreement is subject to the Company's acceptance and may be rejected by the Company at any time in its sole discretion in whole or any part prior to issuance of the Share(s) with respect to the undersigned's subscription, notwithstanding prior

receipt by the undersigned of notice of acceptance of the undersigned's subscription. The Company reserves the right to withdraw the Offering at any time.

(xviii) The undersigned acknowledges that this Agreement shall become binding upon the undersigned when it is countersigned by the Company and the undersigned is not entitled to cancel, terminate, or revoke this subscription before or after acceptance by the Company, except as otherwise provided in this Agreement.

(xix) All information provided by the undersigned in the Investor Status and Investor Suitability Questionnaire which accompanies this Agreement is true and accurate in all respects, and the undersigned acknowledges that the Company will be relying on such information to its possible detriment in deciding whether the Company wishes to sell these Share(s) to the undersigned.

9. **Foreign Person.** If the undersigned has indicated on the signature page of this Agreement that he, she or it is a foreign person, he, she or it agrees to notify the Company in writing within sixty (60) days of becoming a nonresident alien, foreign corporation, foreign partnership, foreign trust, foreign estate or other foreign entity, as the case maybe.

10. **Indemnity.** The undersigned agrees to indemnify and hold harmless the Company, its managers, members, agents, attorneys and affiliates and each other person, if any, who controls any thereof, within the meaning of Section 15 of the Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein or in this Agreement or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction.

11. **Notice.** All notices in connection with this Agreement shall be in writing and personally delivered or delivered via overnight mail, with written receipt therefore, or sent by certified mail, return receipt requested, to each of the parties hereto at their addresses set forth above (or such other address as may hereafter be designated by either party in writing in accordance with this Section 11) with a copy, in the case of notice to the Company, to **Enviro-Serv Inc.**, 3404 W Bay Vista Ave, 1st floor, Tampa, Fl, 33611. Such notice shall be effective upon personal or overnight delivery or five (5) days after mailing by certified mail.

12. **Miscellaneous.**

(a) This Agreement is not assignable by the undersigned. This Agreement shall be binding upon and shall inure to the benefit of the parties, their successors and, subject to the above limitation, their assigns, and shall not be enforceable by any third party.

(b) This Agreement shall be deemed to have been made in the State of Delaware and any and all performance hereunder, or breach thereof, shall be interpreted and construed pursuant to the laws of the State of Delaware without regard to conflict of laws rules applied in State of Delaware. The parties hereto hereby consent to personal jurisdiction and venue exclusively in the State of Delaware with respect to any action or proceeding brought with respect to this Agreement.

(c) This Agreement contains all oral and written agreements, representations and arrangements between the parties with respect to its subject matter, and no representations or warranties are made or implied, except as specifically set forth herein. No modification, waiver or amendment of any of the provisions of this Agreement shall be effective unless in writing and signed by both parties to this Agreement.

(d) No waiver of any breach of any terms of this Agreement shall be effective unless made in writing signed by the party against whom enforcement of the waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term of the same or different nature.

(e) If any provision or portion of this Agreement or the application thereof to any person or party or circumstances shall be invalid or unenforceable under applicable law, such event shall not affect, impair, or render invalid or unenforceable the remainder of this Agreement.

(f) Each of the parties hereto shall cooperate and take such actions, and execute such other documents, at the execution hereof or subsequently, as may be reasonably requested by the other in order to carry out the provisions and purposes of this Agreement.

IN WITNESS WHEREOF, the undersigned, by his or its execution hereof, agrees to be bound by this Agreement.

Executed this ______ day of ________________, 20__, at_____________(City), ___ _____

_________________________________ (State).

If the Investor is an INDIVIDUAL, complete the following:	
The undersigned *(circle one):* [is] [**is not**] a citizen or resident of the United States.	
Print Name of Individual:	Print Name of Spouse if Funds are to be invested in Joint Name or are Community Property:
Print Social Security Number of Individual:	Print Social Security Number of Spouse
Signature of Individual	Signature of Spouse if Funds are to be Invested in Joint Name or are Community Property
Print Address of Residence:	Print Telephone Number: ( )

The investor is PARTNERSHIP, CORPORATION, TRUST OR OTHER ENTITY complete the following:	
The undersigned *(circle one)* [**is**] [**is not**] a foreign partnership, foreign corporation, trust or foreign estate (as defined in the Internal Revenue Code of 1986, as amended, and the treasury regulations promulgated thereunder.)	
Print Name of Partnership, Corporation, Trust or Entity:	Title of Authorized Representative
Signature of Authorized Representative	Print Jurisdiction of Organization or Incorporation
Print Name of Authorized Representative	Print Federal Tax Identification Number
Print Address of Residence:	Print Telephone Number: ( )

ACCEPTANCE

The terms of the foregoing, including the subscription described therein, are agreed to and accepted on this ___day of _____________, 201___.

Enviro-Serv Inc.

By:________________________________

Part III

EXHIBIT 3

OPINION REGARDING LEGALITY



1650 Market Street, One Liberty Place, Suite 1800, Philadelphia, PA 19103-7395
Direct 215.864.6352
Fax 215.789.7622

December 18, 2014

Enviro-Serv, Inc.
8875 Hidden River Parkway, #300
Tampa, FL 33637

Gentlemen:

You have requested our opinion, as counsel for Enviro-Serv, Inc., a Delaware corporation (the "Company"), in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act"), filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 3,409,090,905 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that: (a) all 3,409,090,905 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities and the laws of the State of Delaware. This opinion opines upon federal law, the law of the State of Delaware, including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

WHITE AND WILLIAMS LLP

Part III

Exhibit 4

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT

This Employment Agreement is made as of the 1st day of April, 2013, between Enviro-serve, Inc., a Delaware corporation (the "Company") and Chris Trina (the "Executive").

RECITALS

A. The Company desires to employ the Executive as its chairman, chief executive officer and chief financial officer.

B. The Executive desires to be so employed in this capacity by the Company, upon the terms and subject to the conditions set forth in this Agreement.

In consideration of the matters described above, and of the mutual benefits and obligations set forth in this Agreement, the parties agree as follows:

SECTION ONE
EMPLOYMENT OF EXECUTIVE

1. During the Term of this Agreement, and upon the terms and subject to the conditions of this Agreement, the Company employs the Executive and the Executive accepts such employment; it being understood by the parties that the Executive shall be employed as chairman, chief executive officer and chief financial officer of the Company.

2. The Executive shall perform such duties and exercise such authority as may from time to time be given to him by the Company's Board of Directors and he will, from time to time as and when reasonably required, report to the Board of Directors of the Company with respect to his activities as Chief Executive Officer of the Company.

3. The Company will at all times indemnify the Executive and hold him harmless from and against claims and liabilities against him in his capacity as an officer of the Company to the fullest extent permissible under applicable law.

4. The Executive shall devote his time and efforts and skill to the business of the Company as reasonably necessary for the prompt, efficient, and economical operation of the Company's business.

SECTION TWO
TERM

The Term of this Agreement shall be for a period of two years to commence on April 1, 2013, and shall terminate on the earliest of occur of:

1. March 31, 2015;

2. The death of the Executive;

3. Upon the Executive giving 90 days notice of his intention to voluntarily terminate this Agreement; or

4. Upon the Company giving 90 days notice of its intention to voluntarily terminate this Agreement.

SECTION THREE
COMPENSATION

The Executive shall receive cash compensation of $9,000 per month. In addition to cash compensation the Executive shall be entitle to participate in any fringe benefit plans maintained by the Company from time to time including bonus, profit sharing, medical and life insurance plans.

SECTION FOUR
MAJORITY VOTE OF BOARD

Any action by the Board of Directors or the Company pursuant to or under the terms of this Agreement shall require the vote of a majority of all of the members of the Board of Directors.

SECTION FIVE
ENTIRE AGREEMENT; MODIFICATION OR DISCHARGE; NO WAIVER

This Agreement constitutes the entire agreement as to employment between the parties and there are no terms other than those contained in this Agreement. No variation of this Agreement shall be deemed valid unless in writing and signed by both parties and no discharge of the terms of this Agreement shall be deemed valid unless in writing signed by both parties. No waiver by either party of the performance of any provision or condition of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time.

SECTION SIX
BINDING EFFECT

This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and the Executive and his heirs, executors, and legal representatives.

ENVIRO-SERVE, INC.

By: Sandy Shultz
Title: Board Director

EXECUTIVE

Chris Trina, Individual
CEO & Chairman of the Board of Directors

CT